UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

    ☒   Form C: Offering Statement
           ☐   Form C-U: Progress Update
           ☐   Form C/A: Amendment to Offering Statement
           ☐   Check box if Amendment is material and investors must reconfirm within five business days.
           ☐   Form C-AR: Annual Report
           ☐   Form C-AR/A: Amendment to Annual Report
           ☐   Form C-TR: Termination of Reporting

Name of Issuer

ProShotX, LLC

Legal Status of Issuer

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Colorado

    Date of Organization:

    June 26, 2019

Physical Address of Issuer

5899 Green Oaks Dr, Greenwood Village, CO, 80121

Website of Issuer

https://proshotx.ai/

Is there a Co-Issuer? _____ yes __x____no.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities, LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number, if applicable, of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of a(n) eight (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:

Class A Membership Units

Target Number of Securities to be Offered:

957

Price (or Method for Determining Price):

$10.00

Target Offering Amount:

$10,000.00

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,991.45

Deadline to reach the Target Offering Amount:

August 31, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

6

	Most recent fiscal year-end 2025*	Prior fiscal year-end 2024*
Total Assets	$19,952	$16
Cash & Cash Equivalents	$19,952	$16
Accounts Receivable	$0	$0
Short-term Debt	$214,700	$514,948
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($362,816)	($1,144,932)

* The Issuer's accompanying financial statements annexed hereto as Exhibit B.

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, Northern Mariana Islands, Alberta, Canada, British Columbia, Canada, Manitoba, Canada, New Brunswick, Canada, Newfoundland, Canada, Nova Scotia, Canada, Ontario, Canada, Prince Edward Island, Canada, Quebec, Canada, Saskatchewan, Canada, Yukon, Canada, and Canada (Federal Level).

TABLE OF CONTENTS

EXHIBITS

EXHIBIT A: Offering Statement
EXHIBIT B: Financial Statements
EXHIBIT C: Subscription Agreement
EXHIBIT D: Articles of Organization/Corrected Articles
EXHIBIT E: Amended Operating Agreement
EXHIBIT F: PDF of Campaign Landing Page
EXHIBIT G: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 7, 2026



ProShotX, LLC

**Up to $1,234,991.45 ("Maximum Amount") of up to 118,181 Class A Membership Units
including an aggregate $53,181.45 in Investor Transaction Fees**

ProShotX, LLC (the "Company," "we," "us", "Issuer" or "our"), is offering a minimum amount of **$10,000.00** (the "**Target Offering Amount**") and up to a maximum amount of **$1,234,991.45** (the "Maximum Offering Amount") of Class A Membership Units of the Company (the "Securities" or singularly the "Security") at a price of **$10.00** per Security (this "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by August 31, 2026 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 31, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $1,000.00. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 4.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000.00 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00
Investor Processing Fee (4)	$45.00	$3.83	$41.17
Target Offering Amount	$10,000.00	$850.00	$9,150.00
Maximum Offering Amount	$1,234,991.45	$104,974.87	$1,130,016.58

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 payment and a $15,000 monthly maintenance fee, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor an Investor Transaction Fee of four and one-half percent (4.5%) of the Investor's investment amount. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Transaction Fee. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN

INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The date of this Form C is April 7, 2026

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was organized as a limited liability company in Colorado on June 26, 2019. Corrected Articles of Incorporation, correcting the Principal Office Address were filed on June 28, 2024.

ProShotX, LLC is a sports technology company developing an artificial intelligence platform designed to analyze athlete biomechanics and provide automated corrective feedback. The Company's initial product focuses on basketball shooting mechanics. The ProShotX platform uses computer vision and biomechanical modeling to analyze full-body movement patterns captured through video and generated structured corrective guidance designed to help athletes improve performance.

The platform operates in two primary environments:

1) Mobile AI Platform: Athletes capture video using a smartphone or tablet camera. The system analyzes movement patterns and produces biomechanical feedback intended to support athlete development.

2) Professional Multi-Camera Capture System: A synchronized multi-camera capture system designed for teams, academies, and training facilities that enables deeper biomechanical analysis using multiple camera perspectives.

The Company intends to expand the underlying AI platform into additional sports and performance environments including football and sports rehabilitation.

A full description of our products and services can be found on the Company's website at https://proshotx.ai/

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name: Derek Griffin
Current Role: Co-Founder and Chief Executive Officer
Positions Held with the Issuer:

- **Position:** Co-Founder and Chief Executive Officer
- **Service Dates:** 06/2019 - Current
- **Responsibilities:** Derek Griffin is responsible for product development strategy, basketball biomechanics methodology, and partnerships with training organizations. He has extensive experience working with athletes across youth and elite development environments and has participated in coaching initiatives connected to high-level basketball development programs.

Name: Larry Nealy
Current Role: Co-Founder , President & Director
Positions Held with the Issuer:

- **Position:** President and Director
- **Service Dates:** 05/2024 - Current
- **Responsibilities:** Larry Nealy is responsible for corporate strategy, capital formation, operational leadership, financial oversight, and commercialization of the ProShotX platform. His responsibilities also include investor relations, technology development oversight, and strategic partnerships.

Prior Positions Held - TR Processing
- **Position:** Chief Financial Officer, Director
- **Service Dates:** 01/2020 – 05/2024
- **Responsibilities:** Responsible for corporate strategy, capital formation, operational leadership, financial oversight, and commercialization. His responsibilities also included investor relations, manufacturing development oversight, and strategic partnerships.

Name: Tom Parrotta
Current Role: Head of Global Basketball & Strategic Advisor
Positions Held with the Issuer:
- **Position:** Head of Global Basketball & Strategic Advisor
- **Service Dates:** 06/2025 - Current
- **Responsibilities:** Tom leads ProShotX's global basketball strategy, including international expansion, territory development, and integration of the platform into coaching and player development systems. He also supports strategic relationships with coaches, academies, and training organizations worldwide.

Other Positions Held - Hofstra University
- **Position:** Assistant Men's Basketball Coach
- **Service Dates:** 2021 - Present
- **Responsibilities:** Responsible for player development, recruiting, and game strategy at the NCAA Division I level.

Other Positions Held - Various basketball training and development programs
- **Position:** Basketball Coach / Player Development Specialist
- **Service Dates:** Ongoing through Present
- **Responsibilities:** Development of athletes across youth, collegiate, and professional levels, including preparation of players advancing to professional basketball leagues

Name: Dr. Kevin Kaplan
Current Role: Chief Medical Officer
Positions Held with the Issuer:
- **Position:** Chief Medical Officer
- **Service Dates:** 03/2026 - Current
- **Responsibilities:** Dr. Kaplan leads the development of ProShotX's clinical and sports medicine applications, including integration of biomechanics into injury prevention, rehabilitation, and return-to-play protocols. He also advises on medical partnerships and product expansion into healthcare-related use cases.

Other Positions Held – Jacksonville Jaguars
- **Position:** Head Team Physician
- **Service Dates:** 2022 - Present
- **Responsibilities:** Responsible for oversight of player medical care, injury management, and return-to-play decisions for NFL athletes.

Other Positions Held – Jacksonville Orthopaedic Institute / Baptist Health System
- **Position:** Orthopedic Surgeon / Sports Medicine Specialist
- **Service Dates:** 2017 - Present
- **Responsibilities:** Clinical practice focused on sports medicine, orthopedic surgery, and athlete injury treatment and recovery.

Other Positions Held – Mayo Clinic College of Medicine (Jacksonville Campus)
- **Position:** Associate Professor (Orthopaedics & Sports Medicine)
- **Service Dates:** 2017 - 2024
- **Responsibilities:** Academic and research contributions in orthopedic surgery and sports medicine, including teaching and published research.

Business Model

The Company intends to generate revenue through several channels:

1) software subscriptions for athletes, teams and coaches
2) deployment of professional capture systems at training facilities
3) licensing opportunities with training organizations and performance centers

The Company's model combines recurring software revenue with hardware-enabled deployment infrastructure.

Competitors

The sports technology market includes companies offering:

- video analysis platform
- athlete training applications
- performance analytics tools
- shot tracking technologies

These companies include but are not limited to Homecourt and Noah basketball. Many existing platforms focus primarily on tracking outcomes such as shot percentage or ball trajectory.

ProShotX focuses on analyzing full-body biomechanics and providing automated corrective feedback.

Industry

ProShotX operates within the sports technology and athlete development industry. This industry includes technologies designed to improve training outcomes through video analysis, performance analytics, and sports science applications. Participation in youth and amateur sports continues to grow, creating increasing demand for training and development tools.

Current Stage

The Company is currently in the product development and early commercialization stage.

The Company has:

- Developed the foundational platform architecture
- Begun testing biomechanical analysis models
- Established relationships with coaches and advisors
- Begun preparing the platform for broader deployment\

Future Roadmap

The Company intends to pursue growth through:

- Expansion of the basketball platform among athletes and coaches
- Deployment of professional capture systems at training facilities
- Expansion of the AI platform into additional sports including football
- Development of applications in sports medicine and rehabilitation

Litigation

The Company is not subject to any current litigation or threatened litigation.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares

Funded Investment Received by:*	Bonus Units of Class A Membership Units**
11:59 P.M. Pacific Standard Time on April 23, 2026	5% Bonus Shares of Class A Membership Units
At or after 12:00 A.M. Pacific Standard Time on April 24, 2026 and before 11:59 P.M. Pacific Standard Time on May 23, 2026	3% Bonus Shares of Class A Membership Units

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

**Bonus Units of Class A Membership Units shall have the same terms as the Class A Membership Units issued in the Offering.

Amount-Based Bonus Shares ($1,000 minimum investment)

Funded Investment Amount*	Bonus Units of Class A Membership Units**
$2,500.00 to $4,999.99	5% Bonus Shares of Class A Membership Units 1-Year ProShotX Pro Annual Membership ($99.99 Value)
$5,000.00 to $9,999.99	7% Bonus Shares of Class A Membership Units 2-Year ProShotX Pro Annual Membership ($199.99 Value)
$10,000.00 to $14,999.99	10% Bonus Shares of Class A Membership Units 6 Months of Team/B2B Membership ($9,000 Value)
$15,000.00 and above	15% Bonus Shares of Class A Membership Units 1-Year of Team/B2B Membership ($18,000 Value)

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.

**Bonus Units of Class A Membership Units shall have the same terms as the Class A Membership Units issued in the Offering.

Loyalty-Based Bonus Shares

Eligible Investors/Funded Investment*	Bonus Units of Class A Membership Units**
Existing investor in the Company and existing Company beta users/pre-order holders.	5% Bonus Shares of Class A Membership Units

*Existing investor must be shown on the Company's books and records prior to the date of the Funded Investment. For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

**Bonus Units of Class A Membership Units shall have the same terms as the Class A Membership Units issued in the Offering.

All Perks may be stacked together. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.


RISK FACTORS


The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds, it will not succeed

Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations. Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability.

Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The amount raised in this Offering may include investments from Company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment.

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S.

Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Any Valuation at This Stage Is Difficult to Assess.

Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $10.00. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a member, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

THERE IS NO GUARANTEE OF A RETURN ON AN INVESTOR'S INVESTMENT. THERE IS NO ASSURANCE THAT AN INVESTOR WILL REALIZE A RETURN ON THEIR INVESTMENT OR THAT THEY WILL NOT LOSE THEIR ENTIRE INVESTMENT. FOR THIS REASON, EACH INVESTOR SHOULD READ THIS FORM C AND ALL EXHIBITS CAREFULLY AND SHOULD CONSULT WITH THEIR ATTORNEY AND BUSINESS ADVISOR PRIOR TO MAKING ANY INVESTMENT DECISION.

The transferability of the Securities you are buying is limited

Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

None.
Derek Griffin and Larry Nealy have the largest membership interests in the Company at 12% each.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$1,600,000	160,000	Working capital, product development, and general corporate purposes	06/2024 – 12/2025	Sec. 4(a)(2)

THE COMPANY'S SECURITIES

As part of the Offering, the Company will be offering up to 118,181 shares of Class A Membership Units of ProShotX, LLC.

SECURITIES CLASS INFORMATION FOR CURRENT REGULATION CF OFFERING

Type	Class A Units
Amount Outstanding	160,000
Amount Authorized	283,500
Voting Rights	With respect to matters on which Members are entitled to vote as required by a non-waivable provision of the Act, the Members shall vote together as a class, with each Unit counting as one vote.
Anti-Dilution Rights	The Board of Managers may not, without the affirmative vote or written consent of the Class A Members holding a majority of the issued and outstanding Class A Units: (a) Create, authorize, or issue any new class or series of Units or other equity securities (including any debt securities convertible into equity securities of the Company) having rights, preferences, or privileges senior to or on a parity with the Class A Units regarding distributions or liquidation; provided, however, that the consent of the Class A Members shall not be required for the issuance of additional Class A Units if such issuance is accompanied by a corresponding reduction or conversion of Class B Units such that the Percentage Interest of the Class A Members (calculated immediately prior to such issuance) remains undiluted.
Material Rights	Under the LLC Agreement, Class A Membership Unit holders receive economic rights associated with their ownership, including: • Participation in distributions of available profits, if and when declared by the Company; • Participation in proceeds from a sale, merger, or other liquidity event Information rights consistent with those provided to other Class A members; • The ability to transfer ownership subject to the terms of the LLC Agreement and applicable securities laws; • Drag along rights subject to the terms of the LLC Agreement and applicable securities laws. Class A members do not have control over operational decisions and do not have authority to direct management actions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units which would limit, dilute or qualify the Securities and could adversely affect the value of the Securities issued.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	25.81%

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Minority interest

As a minority investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Securities Class Information for Other Authorized Securities

Type	Class B Units
Amount Outstanding	240,000
Amount Authorized	460,000
Voting Rights	With respect to matters on which Members are entitled to vote as required by a non-waivable provision of the Act, the Members shall vote together as a class, with each Unit counting as one vote.
Anti-Dilution Rights	As provided in the LLC Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class B Units which would limit, dilute or qualify the Securities except as provided in the LLC Agreement.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	38.71%

Type	Profits Interest Units
Amount Outstanding	220,000
Amount Authorized	256,500
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Profits Interest Units which would limit, dilute or qualify the Securities except as provided in the LLC Agreement.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	35.48%

VALUATION

Pre-Money Valuation: $10,000,000

Valuation Details:

The Company's $10 million valuation reflects the development of the ProShotX AI biomechanics platform, the proprietary coaching methodology embedded in the system, and the intellectual property strategy supporting its long-term scalability. Over several years, ProShotX has built a full-stack technology platform capable of analyzing athlete movement through computer vision, pose estimation, and automated corrective analysis delivered through both mobile capture and professional multi-camera systems. The platform is built on a proprietary training framework developed

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through extensive elite-level coaching experience, translating expert biomechanics principles into algorithmic performance analysis. In addition, the Company has identified a growing intellectual property portfolio with multiple provisional patent filings in progress covering core elements of the technology. Taken together, the completed system development, proprietary methodology, and multi-sport platform architecture form the basis for the Company's current valuation. The Company makes no representations as to the reasonableness of any specified valuation.

RELATED PARTY TRANSACTIONS

CMN Hollywood, Inc. is an S-corporation controlled by Larry Nealy, a Manager and Class B member of the Company. During the year ended December 31, 2025, the Company paid $60,000 to CMN Hollywood, Inc. for executive management services.

ProShotX Labs, Inc. is a related entity under common control with the Company. During the year ended December 31, 2025, the Company paid $89,345 to ProShotX Labs, Inc. for AI basketball development services. As of December 31, 2025, the Company had an outstanding balance of $214,700 due to ProShotX Labs, Inc., which is included in accounts payable and accrued expenses in the Company's financial statements. This balance relates primarily to unpaid amounts for technology development services provided to the Company, and may also be characterized as a related-party payable or advance associated with the Company's platform development. The outstanding balance does not bear interest and does not have fixed repayment terms. Repayment, if and when made, will be based on the Company's financial condition and available capital.

During 2024, the Company borrowed money from related parties. The loans were non-interest bearing and had no stated maturity date. As of December 31, 2025, the loans were fully repaid. As of December 31, 2024, total related party debt amounted to $13,700, consisting of $2,950 due to Larry Nealy and $10,750 due to CMN Hollywood, Inc., all classified as current.

TRANSFERABILITY OF SECURITIES

Pursuant to Regulation CF, for a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering

ProShotX is an early-stage technology company focused on developing and launching its AI-driven biomechanics platform. The Company's efforts to date have been directed toward building the underlying technology system, refining the proprietary coaching framework embedded in the platform, and establishing partnerships to support future user adoption. As of February 28, 2026, the Company had approximately $173,337 in cash and cash equivalents based on internal records, which reflects activity occurring after the period covered by the reviewed financial statements included in this offering. Historically, operations have been funded through founder contributions and early investor capital. The Company is currently preparing for the commercial launch of its basketball platform and expects to use proceeds from this offering to support product deployment, technology development, and initial market expansion.

Company's Cash and Cash Equivalents

As of February 28, 2026, ProShotX had approximately $173,337 in cash and cash equivalents, based on internal company records. This figure reflects activity occurring after the period covered by the Company's reviewed financial statements included in this offering and has not been reviewed or audited by the Company's independent accountants.

Company's Liquidity and Capital Resources

ProShotX is an early-stage company and, to date, has primarily funded its operations through founder contributions and early investor capital. As of February 28, 2026, the Company had approximately $173,337 in cash and cash equivalents, based on internal company records. This amount reflects activity occurring after the period covered by the Company's reviewed financial statements included in this offering and has not been reviewed or audited by the Company's independent accountants.

The Company's primary uses of capital to date have included development of the ProShotX AI biomechanics platform, software engineering and machine learning development, product design, legal and corporate structuring expenses, and general operating costs.

ProShotX does not currently generate significant recurring revenue and expects to rely on additional capital to support operations as it continues development and prepares for commercialization. The Company expects that proceeds from this Regulation Crowdfunding offering will be used to support continued technology development, product launch activities, platform infrastructure, and initial go-to-market initiatives.

The Company anticipates that additional capital may be required in the future to accelerate growth, expand into additional sports verticals, and support broader marketing and sales efforts. There can be no assurance that additional financing will be available on favorable terms or at all.

Company's Capital Expenditures and Other Obligations

To date, ProShotX has incurred limited capital expenditures, as the Company's primary investments have been directed toward software development, machine learning model development, platform infrastructure, and related technology costs associated with building the ProShotX AI biomechanics system. These expenditures have largely been operating expenses rather than purchases of significant physical assets.

The Company's current obligations primarily consist of normal operating expenses, including software development costs, contractor and professional service fees, cloud infrastructure and technology hosting expenses, and general administrative costs. The Company may also incur additional expenses related to intellectual property development, legal and compliance matters, and product commercialization activities.

The Company currently has no outstanding debt or long-term borrowing obligations.

As the Company continues to develop and deploy its technology platform, it may incur additional capital expenditures related to product development, equipment associated with professional multi-camera capture systems, and expansion of platform infrastructure.

Proceeds from this offering are expected to support continued technology development, platform deployment, and operational growth.

Company's Historical Results of Operations

Since inception, ProShotX has focused primarily on developing its technology platform and establishing the foundation for commercial launch. As a result, the Company has generated limited operating revenue to date and has incurred operating expenses primarily associated with technology development, machine learning model training, product design, and general business operations.

Operating expenses have consisted primarily of software development costs, contractor and professional service fees, cloud infrastructure and technology hosting expenses, legal and corporate structuring costs, and other administrative expenses associated with building the Company's AI biomechanics platform.

The Company's development efforts have been directed toward building the core system architecture, integrating computer vision and pose estimation models, refining the proprietary coaching methodology embedded within the platform, and preparing the technology for commercial deployment.

Because ProShotX is in the development and early commercialization stage, the Company expects operating expenses to continue as it completes product launch, expands its technology capabilities, and begins scaling user adoption across basketball and additional sports verticals.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

Subsequent to the period covered by the Company's reviewed financial statements, ProShotX has continued development of its AI biomechanics platform and preparations for the commercial launch of its initial basketball product offering.

As of February 28, 2026, the Company had approximately $173,337 in cash and cash equivalents, based on internal company records. This amount reflects activity occurring after the period covered by the reviewed financial statements and has not been reviewed or audited by the Company's independent accountants.

During this period, the Company has continued refining its technology platform, expanding machine learning capabilities, and establishing strategic relationships to support the planned commercialization and expansion of the platform into additional sports verticals.

The Company has also expanded its intellectual property development efforts. ProShotX has identified approximately 30 potential patent filings across multiple core technology areas, including biomechanics analysis methods, AI-driven corrective feedback systems, and multi-camera performance capture architecture. These filings are in various stages of development and preparation, and not all may ultimately result in issued patents.

In addition, the Company has begun preparations for this Regulation Crowdfunding offering, which is intended to support continued technology development, platform deployment, and initial market expansion.

Other than the items described above, management is not aware of any material changes in the Company's financial condition or results of operations subsequent to the period covered by the financial statements included in this offering.

Company Debt

ProShotX Labs, Inc. is a related entity under common control with the Company. During the year ended December 31, 2025, the Company paid $89,345 to ProShotX Labs, Inc. for AI basketball development services. As of December 31, 2025, the Company had an outstanding balance of $214,700 due to ProShotX Labs, Inc., which is included in accounts payable and accrued expenses in the Company's financial statements. This balance relates primarily to unpaid amounts for technology development services provided to the Company, and may also be characterized as a related-party payable or advance associated with the Company's platform development. The outstanding balance does not bear interest and does not have fixed repayment terms. Repayment, if and when made, will be based on the Company's financial condition and available capital.

During 2024, the Company borrowed money from related parties. The loans were non-interest bearing and had no stated maturity date. As of December 31, 2025, the loans were fully repaid. As of December 31, 2024, total related party debt amounted to $13,700, consisting of $2,950 due to Larry Nealy and $10,750 due to CMN Hollywood, Inc., all classified as current.

During fiscal year 2024, the Company entered into a Merchant Agreement with Canfield Capital LLC, under which it received a purchase price of $15,000 in exchange for the sale of receivables totaling $22,425. As of December 31, 2025 December 31, 2024, the outstanding balance of this kind of financing is in the amount of $0 and $9,318, and entire amount is classified as the current portion.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise
Intermediary Fees	$850	8.50%	$104,974.27	8.50%
Technology Development and Platform Infrastructure	$4,049	40.49%	$500,000	40.49%
Produce Deployment and System Buildout	$1,822	18.22%	$225,000	18.22%
Sales, Marketing, and Market Expansion	$1,741	17.41%	$215,000	17.41%
Operations, Legal, and General Administrative	$1,012	10.12%	$125,024.84	10.12%
Working Capital and Contingency*	$526	5.26%	$65,000	5.26%
Total	$10,000	100%	$1,234,999.11	100%

* Working capital and contingency includes general corporate expenses such as payroll, legal and accounting costs, software and infrastructure expenses, insurance, administrative overhead, and other operating expenses. A portion of these funds may also be used as a contingency reserve to address unforeseen expenses, timing differences in capital deployment, or adjustments to the Company's business plan. The Company retains discretion to allocate these funds among operating needs based on evolving priorities.

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

BAD ACTOR DISCLOSURE

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website https://proshotx.ai/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.


INVESTMENT PROCESS


Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at https://invest.proshotx.ai/, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the

Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

*Oversubscriptions***:** The Target Offering Amount is $10,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,234,991.45, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

*Investor Limitations***:** Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

*Updates***:** Issuer's progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Derek Griffin
_____
(Signature)

Derek Griffin
_____
(Name)

Chief Executive Officer
_____
(Title)

April 7, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Derek Griffin
_____
(Signature)

Derek Griffin
_____
(Name)

Chief Executive Officer
_____
(Title)

April 7, 2026
_____
(Date)

/s/ Larry Nealy
_____
(Signature)

Larry Nealy
_____
(Name)

Director
_____
(Title)

April 7, 2026
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Financial Statements

PROSHOTX, LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
ProShotX LLC
Greenwood Village, Colorado

We have reviewed the accompanying financial statements of ProShotX LLC (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, members' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 12, 2026
Calabasas, CA 91302

PROSHOTX, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 19,952	$ 16
Total Current Assets	**19,952**	**16**
Total Assets	$ **19,952**	$ **16**
LIABILITIES AND MEMBERS' DEFICIT		
Current Liabilities:		
Accounts Payable	$ 214,700	$ 491,930
Forward Financing	-	9,318
Related Party Loans	-	13,700
Total Current Liabilities	**214,700**	**514,948**
Total Liabilities	**214,700**	**514,948**
MEMBERS' DEFICIT		
Members' Deficit	(194,748)	(514,932)
Total Members' Deficit	**(194,748)**	**(514,932)**
Total Liabilities and Members' Deficit	$ **19,952**	$ **16**

See accompanying notes to financial statements.

PROSHOTX, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	268,052	436,302
Research and Development	51,995	625,000
Selling and Marketing	16,541	83,630
Total Operating Expenses	**336,588**	**1,144,932**
Operating Loss	**(336,588)**	**(1,144,932)**
Interest Expense	26,228	-
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(362,816)**	**(1,144,932)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (362,816)**	**$ (1,144,932)**

See accompanying notes to financial statements.

PROSHOTX, LLC
STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
 (UNAUDITED)

(in , $US)	Members' Deficit
Balance—December 31, 2023	$ -
Members' Contribution	630,000
Net Loss	(1,144,932)
Balance—December 31, 2024	$ (514,932)
Members' Contribution	683,000
Net Loss	(362,816)
Balance—December 31, 2025	$ (194,748)

See accompanying notes to financial statements.

PROSHOTX, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (362,816)	$ (1,144,932)
Changes in Operating Assets and Liabilities:		
Accounts Payable	(277,230)	491,930
Net Cash Used In Operating Activities	**(640,046)**	**(653,002)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution	683,000	630,000
Proceeds/(Repayment) of Forward Financing	(9,318)	9,318
Proceeds/(Repayment) of Related Party Loans	(13,700)	13,700
Net Cash Provided by Financing Activities	**659,982**	**653,018**
Change in Cash	**19,936**	**16**
Cash —Beginning of The Year	16	-
Cash—End of The Year	**$ 19,952**	**$ 16**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 26,228	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

ProShotX LLC was formed on June 26, 2019, in the state of Colorado. The financial statements of ProShotX LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenwood Village, Colorado.

ProShotX, LLC is a sports technology company developing artificial intelligence-driven solutions to enhance basketball performance. The Company is building proprietary machine learning systems that analyze shooting mechanics and player performance data to provide personalized training insights for athletes and coaches. Currently in the development stage, ProShotX is focused on advancing its technology platform, intellectual property, and software infrastructure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Internally Developed Software
The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post implementation phases.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in the development stage and has not generated revenue for the period ended December 31, 2025.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $16,541 and $83,630, which is included in sales and marketing expenses.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   FORWARD FINANCING

During fiscal year 2024, the Company entered into a Merchant Agreement with Canfield Capital LLC, under which it received a purchase price of $15,000 in exchange for the sale of receivables totaling $22,425. As of December 31, 2025 December 31, 2024, the outstanding balance of this kind of financing is in the amount of $0 and $9,318, and entire amount is classified as the current portion.

4.   DEBT

Related Party Loans

During the years presented, the Company borrowed money from the related parties. The details of the loans are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	As of December 2025			As of December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Larry Nealy	$ 2,950	0%	Paid off in 2025	$ -	$ -	$ -	$ 2,950	$ -	$ 2,950
CMN Hollywood Inc	$ 10,750	0%	Paid off in 2025	-		-	10,750		10,750
Total				$ -	$ -	$ -	$ 13,700	$ -	$ 13,700

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. EQUITY

The following table summarizes the units outstanding as of December 31, 2025:

As of Year Ended December 31, 2025

Member's name	Class	Number of Units	Ownership percentage
Various Members	Class A	160,000	16.0%
Derek Griffin	Class B	120,000	12.0%
Larry Nealy	Class B	120,000	12.0%
Various Members	Class B	600,000	60.0%
TOTAL		**1,000,000**	**100.0%**

The Company is managed by a Board of Managers, which has full authority over the management and operation of the Company's business, except for matters requiring Member approval under the Operating Agreement. Members generally do not possess voting rights except as required by non-waivable provisions of the Colorado Limited Liability Company Act or as specifically provided in the Agreement.

The Company has two primary classes of Units:

- Class A Units – Held by investors who have made Capital Contributions. Class A Members are entitled to preferential distribution rights in connection with a Change in Control. Upon a Change in Control, distributions are first made to Class A Members up to the agreed preference threshold, as defined in the Operating Agreement. Additionally, Class A Members hold certain protective provisions requiring their approval for specified major corporate actions, including the issuance of senior securities, mergers, amendments to the Agreement that adversely affect Class A rights, related-party transactions, and voluntary liquidation.
- Class B Units – Primarily held by founders and service providers and intended to qualify as "profits interests" within the meaning of applicable IRS guidance. Class B Units may be subject to vesting and may have associated Strike Prices that must be satisfied before participating in certain distributions.

Distributions of Available Assets from operations are made at the discretion of the Board of Managers and are generally allocated among Members in proportion to their respective Percentage Interests, subject to vesting and Strike Price limitations where applicable.

Liquidity, transfer restrictions, repurchase rights, and forfeiture provisions are governed by the Operating Agreement, including detailed restrictions on transfers, drag-along rights, and repurchase options in specified events.

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

CMN Hollywood, Inc. is an S-corporation controlled by Larry Nealy, a Manager and Class B member of the Company. During the year ended December 31, 2025, the Company paid $60,000 to CMN Hollywood, Inc. for executive management services.

ProShotX Labs, Inc. is a related entity under common control with the Company. During the year ended December 31, 2025, the Company paid $89,345 to ProShotX Labs, Inc. for AI basketball development services. As of December 31, 2025, the Company had an outstanding payable balance of $214,700 due to ProShotX Labs, Inc., which is included in accounts payable and accrued expenses in the accompanying balance sheet.

During 2024, the Company borrowed money from related parties. The loans were non-interest bearing and had no stated maturity date. As of December 31, 2025, the loans were fully repaid. As of December 31, 2024, total related party debt amounted to $13,700, consisting of $2,950 due to Larry Nealy and $10,750 due to CMN Hollywood, Inc., all classified as current.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $336,588, an operating cash outflow of $640,046 and liquid assets in cash of $19,952, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

9. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

Exhibit C

Subscription Agreement

SUBSCRIPTION AGREEMENT
ProShotX, LLC
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT

THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: ProShotX, LLC

      5899 Green Oaks Dr.

      Greenwood Village, CO, 80121

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class A Membership Units (the "Securities"), of ProShotX, LLC, a Colorado Limited Liability Company (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Amended Articles of Organization and Operating Agreement dated June 26, 2019, included as an exhibit to the Offering Statement.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    (i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

    (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

    (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $1,234,991.45 (including Investor Transaction Fees). The Company may accept subscriptions until August 31, 2026 (the "Termination Date"). Providing that subscriptions for $10,000 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

Investors will be required to pay an Investor Transaction Fee of 4.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of Colorado. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

    (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the

Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Colorado.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO

THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> ProShotX, LLC
> 5899 Green Oaks Dr
> Greenwood Village, CO 80121

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

ProshotX

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Units of ProshotX by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class A Units** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
	☐ Joint Tenant
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

ProshotX

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: ProshotX (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class A Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                 (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class A Units	Issuer: ProshotX (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **ProshotX** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **ProshotX** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in ProshotX's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in ProshotX's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000. (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5): (A) The person's primary residence shall not be included as an asset; (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; (ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that: (A) Such right was held by the person on July 20, 2010; (B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and (C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent

years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of $5,000,000, (ii) That is not formed for the specific purpose of acquiring the securities offered, and (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

Exhibit D

Articles of Organization/Corrected Articles



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 06/26/2019 04:40 AM
ID Number: 20191521407

Document number: 20191521407
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Organization

filed pursuant to § 7-90-301 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name of the limited liability company is

ProShotX LLC.

(The name of a limited liability company must contain the term or abbreviation "limited liability company", "ltd. liability company", "limited liability co.", "ltd. liability co.", "limited", "l.l.c.", "llc", or "ltd.". See §7-90-601, C.R.S.)

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the limited liability company's initial principal office is

Street address: 16527 E Auburn Hills Dr.
(Street number and name)

Parker *(City)* CO *(State)* 80134 *(ZIP/Postal Code)*
(Province – if applicable) United States *(Country)*

Mailing address
(leave blank if same as street address)
(Street number and name or Post Office Box information)

(City) *(State)* *(ZIP/Postal Code)*
(Province – if applicable) *(Country)*.

3. The registered agent name and registered agent address of the limited liability company's initial registered agent are

Name
(if an individual): Griffin *(Last)* Natalia *(First)* Maria *(Middle)* *(Suffix)*

or

(if an entity)
(Caution: Do not provide both an individual and an entity name.)

Street address: 16527 E Auburn Hills Dr.
(Street number and name)

Parker *(City)* CO *(State)* 80134 *(ZIP Code)*

Mailing address
(leave blank if same as street address)
(Street number and name or Post Office Box information)

_____ CO _____.
            (City)   *(State)*   *(ZIP Code)*

(The following statement is adopted by marking the box.)

[X] The person appointed as registered agent has consented to being so appointed.

4. The true name and mailing address of the person forming the limited liability company are

Name
(if an individual)
_____ _____ _____ _____
          (Last)   *(First)*   *(Middle)*   *(Suffix)*

or

(if an entity)   Legalzoom.com, Inc. _____

(Caution: Do not provide both an individual and an entity name.)

Mailing address   101 N. Brand Blvd., 11th Floor _____
                             (Street number and name or Post Office Box information)

_____

Glendale _____ CA 91203 _____
          (City)   *(State)*   *(ZIP/Postal Code)*
_____ United States .
      (Province – if applicable)   *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

[ ] The limited liability company has one or more additional persons forming the limited liability company and the name and mailing address of each such person are stated in an attachment.

5. The management of the limited liability company is vested in
(Mark the applicable box.)

[X] one or more managers.

or

[ ] the members.

6. *(The following statement is adopted by marking the box.)*

[X] There is at least one member of the limited liability company.

7. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

[ ] This document contains additional information as provided by law.

8. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are _____.
                                                      (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

9. The true name and mailing address of the individual causing the document to be delivered for filing are

Moseley	Cheyenne		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

101 N. Brand Blvd., 11th Floor
(Street number and name or Post Office Box information)

_____

Glendale		CA	91203
(City)		*(State)*	*(ZIP/Postal Code)*

	United States .
(Province – if applicable)	*(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.coloradosos.gov.

Colorado Secretary of State
Date and Time: 06/28/2024 10:36 AM
ID Number: 20191521407

Document number: 20241699006
Amount Paid: $10.00

ABOVE SPACE FOR OFFICE USE ONLY

Statement of Correction
Correcting the Principal Office Address
filed pursuant to § 7-90-305 of the Colorado Revised Statutes (C.R.S.)

1. The entity ID number and the entity name, or, if the entity does not have an entity name, the true name are

Entity ID number 20191521407
(Colorado Secretary of State ID number)

Entity name or True name ProShotX LLC .

2. The document number of the filed document that is corrected is 20241682274 .

3. The principal office address as stated in the document identified above is incorrect.

Such address, as corrected, is

Street address 5899 Green Oaks Dr
(Street number and name)

Greenwood Village   CO   80121
(City)   *(State)*   *(ZIP/Postal Code)*
United States
(Province – if applicable)   *(Country)*

Mailing address 5899 Green Oaks Dr
(leave blank if same as street address) *(Street number and name or Post Office Box information)*

Greenwood Village   CO   80121
(City)   *(State)*   *(ZIP/Postal Code)*
United States .
(Province – if applicable)   *(Country)*

4. *(If applicable, adopt the following statement by marking the box and include an attachment.)*
☐ This document contains additional information as provided by law.

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

5. The true name and mailing address of the individual causing this document to be delivered for filing are

Nealy	Christina		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

5899 Green Oaks Dr
(Street number and name or Post Office Box information)

Greenwood Village	CO	80121
(City)	*(State)*	*(Zip/Postal Code)*

	United States .
(Province – if applicable)	*(Country)*

(If applicable, adopt the following statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Exhibit E

Amended Operating Agreement

ProShotX, LLC

AMENDMENT NO. 2 TO LIMITED LIABILITY COMPANY AGREEMENT OF PROSHOTX, LLC

THIS AMENDMENT NO. 2 (this "Amendment") to the Limited Liability Company Agreement of ProShotX, LLC (the "Company") is made and entered into as of March 18, 2026, by the Board of Managers of the Company.

RECITALS

A. The Company is governed by that certain Limited Liability Company Agreement dated as of June 24, 2024 (the "Agreement"), as amended by that certain Amendment No. 1 dated December 4, 2025.

B. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

C. The Board of Managers has determined that it is in the best interests of the Company to authorize additional Class A Units in connection with the Company's Regulation Crowdfunding offering and to reallocate a portion of the existing Class B Units to Class A Units.

D. Pursuant to Section 13.7 of the Agreement, the Board of Managers desires to amend the Agreement to reflect such reallocation and update the capitalization of the Company accordingly.

AGREEMENT

1. Reallocation of Units

The Company hereby reallocates **123,500 Units** from the Class B Units to the Class A Units.

Following such reallocation:

- The total number of **Class A Units shall be increased by 123,500 Units**, and
- The total number of **Class B Units shall be reduced by 123,500 Units**.

Such reallocation is intended to create sufficient capacity for the Company's planned Regulation Crowdfunding offering and shall not otherwise alter the rights, preferences, or privileges of the Class A Units or Class B Units as set forth in the Agreement.

2. Authorization of Additional Class A Units

In connection with the foregoing, the Company is hereby authorized to issue up to **123,500 additional Class A Units** for purposes of the Regulation Crowdfunding offering, subject to applicable securities laws and the terms of the Agreement.

The issuance of such Class A Units shall be deemed compliant with Section 5.6(a) of the Agreement, as such issuance is accompanied by a corresponding reduction of Class B Units.

3. Amendment to Schedule of Members

Schedule A to the Agreement is hereby amended and restated in its entirety in the form attached hereto as **Exhibit A** to reflect the updated capitalization of the Company following the reallocation described herein.

4. No Other Modifications

Except as specifically amended by this Amendment, the Agreement shall remain in full force and effect.

5. Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the State of Colorado.

IN WITNESS WHEREOF

The undersigned, being a Majority of the Board of Managers of the Company, have executed this Amendment as of the date first written above.

PROSHOTX, LLC

By: *Larry Maly*
Name: Larry Neal
Title: Manager

By: *Derek Griffin*
Name: Derek Griffin
Title: Manager

EXHIBIT A

SCHEDULE A
SCHEDULE OF MEMBERS
(As of March 18, 2026)

Name of Member	Class A Units	Class B Units	Capital Contribution
Class A Investors	283,500	—	$2,835,000*
Class B Founders	—	240,000	$—
Profits Interest Units — Issued & Outstanding	—	220,000	$—
Profits Interest Units — Reserved (Unallocated)	—	256,500	$—
TOTAL	**283,500**	**716,500**	**$2,835,000**

*Capital Contributions reflect assumed full subscription of newly authorized Class A Units at $10.00 per Unit in connection with the Regulation Crowdfunding offering.

ProShotX, LLC

AMENDMENT NO. 1 TO LIMITED LIABILITY COMPANY AGREEMENT OF PROSHOTX, LLC

THIS AMENDMENT NO. 1 (this "**Amendment**") to the Limited Liability Company Agreement of ProShotX, LLC (the "**Company**") is made and entered into as of December 4, 2025, by the Board of Managers of the Company.

RECITALS

A. The Company is governed by that certain Limited Liability Company Agreement dated as of June 24, 2024 (the "**Agreement**"). **B.** Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement. **C.** Pursuant to Section 13.7 of the Agreement, the Board of Managers desires to amend the Agreement to modify the distribution provisions, provide certain protective rights to the Class A Members, and update certain governance provisions.

AGREEMENT

1. Amendment to Distributions in Connection with a Change in Control. Section 4.3(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

(a) Upon a Change in Control, the aggregate consideration resulting from such Change in Control, whether: (i) received by the Company in connection with such Change in Control; or (ii) paid to the Members in respect of the sale of their Units (or the right to acquire their Units) in connection with any such Change in Control structured as a sale or recapitalization of the Units or other Equity Securities of the Company shall, in either case, be applied or distributed, as applicable, to the Members as provided as follows:

(A) **First**, 100% to the Class A Members, pro rata in proportion to their respective Class A Units, until each such Class A Member has received an aggregate amount under this Section 4.3(a)(A) equal to such Class A Member's unreturned Capital Contributions; and

(B) **Second**, thereafter, to the Members (including Class A Members, Class B Members, and Profits Interest Members) pro rata in proportion to their respective Percentage Interests, subject to the vesting and Strike Price limitations set forth in Section 4.3(b)."

2. Amendment to Devotion of Time. Section 5.4 of the Agreement is hereby deleted in its entirety and replaced with the following:

5.4 Devotion of Time. Each Manager and Officer who is also an employee of the Company shall devote substantially all of their business time and attention to the performance of their duties to the Company. Notwithstanding the foregoing, such Managers and Officers may (a) engage in charitable, civic, and educational activities, (b) manage their personal investments, and (c) in the case of Manager Derek Griffin, continue to own, manage, and operate his existing club basketball program; *provided, however*, that such activities do not materially interfere with the performance of their duties to the Company or result in a breach of Section 11.1 (Confidentiality)."

3. Amendment to Standard of Care. Section 5.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

5.5 Standard of Care. The Managers and Officers shall owe to the Company and the Members the same fiduciary duties of loyalty and care as are owed by directors and officers of a corporation under the laws of the State of Colorado; *provided, however*, that no Manager or Officer shall be personally liable to the Company or any Member for any breach of duty or for any act or omission performed or omitted by such Person, except for acts or omissions involving (a) gross negligence, (b) willful misconduct, (c) a knowing violation of law, or (d) a material breach of this Agreement. The Managers shall be entitled to rely on the advice of legal counsel, accountants, and other experts and professional advisors."

4. Addition of Class A Protective Provisions. A new Section 5.6 is hereby added to Article V of the Agreement as follows:

5.6 Class A Protective Provisions. Notwithstanding anything to the contrary contained in this Agreement (including Section 5.2), for so long as any Class A Units remain outstanding, the Company shall not, and the Board of Managers shall not cause the Company to, take any of the following actions without the affirmative vote or written consent of the Class A Members holding a majority of the issued and outstanding Class A Units:

(a) Create, authorize, or issue any new class or series of Units or other equity securities (including any debt securities convertible into equity securities of the Company) having rights, preferences, or privileges senior to or on a parity with the Class A Units regarding distributions or liquidation; **provided, however, that the consent of the Class A Members shall not be required for the issuance of additional Class A Units if such issuance is accompanied by a corresponding reduction or conversion of Class B Units such that the Percentage Interest of the Class A Members (calculated immediately prior to such issuance) remains undiluted;** (b) Issue any Equity Securities for consideration less than the Fair Market Value of such securities; (c) Consummate a Change in Control, merger, consolidation, or sale of all or substantially all of the Company's assets, or acquire any other entity or business (whether by merger, stock purchase, or asset purchase); (d) Enter into any transaction with any Manager, Officer, or Member, or any Affiliate thereof (a "Related Party"), unless such transaction is on terms no less favorable to the Company than would be obtained in an arm's-length transaction with an unaffiliated third party; (e) Amend, alter, or repeal any provision of this Agreement or the Certificate in a manner that adversely and disproportionately affects the rights, preferences, or privileges of the Class A Members relative to other Members; or (f) Voluntarily liquidate, dissolve, or wind up the affairs of the Company."

5. Schedule of Members. Schedule A to the Agreement is hereby amended and restated in its entirety in the form attached hereto as **Exhibit A** to reflect the capitalization of the Company effective as of the date hereof.

6. Miscellaneous. Except as specifically amended hereby, the Agreement shall remain in full force and effect. This Amendment shall be governed by the laws of the State of Colorado.

IN WITNESS WHEREOF, the undersigned, being a Majority of the Board of Managers, have executed this Amendment as of the date first written above.

PROSHOTX, LLC

By: _Larry Nealy_____   **Name:** Larry Nealy   **Title:** Manager

By: _Derek Griffin_____   **Name:** Derek Griffin **Title:** Manager

EXHIBIT A

SCHEDULE A

SCHEDULE OF MEMBERS

(As of December 2, 2025)

Name of Member	Class A Units	Class B Units	Capital Contribution
Class A Investors	160,000	—	$1,600,000
Class B Founders & Holders	—	840,000*	$—
TOTAL	160,000	840,000	$1,600,000

*Note: The Class B Units listed above include any Profits Interest Units issued to date. As of the date hereof, the Company has authorized a pool of up to **380,000** Profits Interest Units for issuance to service providers, which are included within the Class B / Common capitalization structure.*

5801 S Quebec St.
Greenwood Village, CO 80111
proshotx.ai

LIMITED LIABILITY COMPANY AGREEMENT

OF

PROSHOTX, LLC,

a Colorado limited liability company

UNITS IN PROSHOTX, LLC, A COLORADO LIMITED LIABILITY COMPANY, HAVE NOT BEEN REGISTERED WITH OR QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE. SUCH UNITS ARE BEING ISSUED IN RELIANCE UPON APPLICABLE EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS. SUCH UNITS CANNOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THIS AGREEMENT, AND APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

Schedule A   Schedule of Members

LIMITED LIABILITY COMPANY AGREEMENT
OF
PROSHOTX, LLC,
a Colorado limited liability company

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of PROSHOTX, LLC (the "**Company**"), is made and entered into as of June 24, 2024, by and among the Members set forth on the Schedule of Members attached hereto as <u>Schedule A</u> (as modified, amended, and supplemented from time to time in accordance herewith, the "**Schedule of Members**").

RECITALS

WHEREAS, the Company was formed as a Colorado limited liability company pursuant to a Certificate of Formation filed with the Secretary of State of the State of Colorado on June 26, 2019 (as amended from time to time, the "**Certificate**"), in accordance with the Colorado Limited Liability Company Act, or any successor statutes, and as modified, amended or supplemented from time to time (the "**Act**"); and

WHEREAS, the Members desire to enter into this Agreement to, among other things: (i) provide for the management of the Company, and (ii) set forth the rights and obligations of the Members.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Unless the context otherwise requires, the following terms shall have the following meanings for purposes of this Agreement:

"**AAA**" has the meaning set forth in <u>Section 13.16</u>.

"**AAA Rules**" has the meaning set forth in <u>Section 13.16</u>.

"**Act**" has the meaning set forth in the Recitals.

"**Additional Member**" has the meaning set forth in <u>Section 3.2(d)</u>.

4

"**Adjusted Capital Account**" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

      (a)   add to such Capital Account the following items:

           (i)   the amount, if any, that such Member is obligated by applicable law or this Agreement to contribute to the Company upon liquidation of such Member's Interest; and

           (ii)   the amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account any changes during such year in Company Minimum Gain and Member Minimum Gain; and

      (b)   subtract from such Capital Account such Member's share of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affected Member**" has the meaning set forth in Section 9.5(a).

"**Affiliate**" with respect to any Person means (i) any other Person who controls, is controlled by or is under common control with such Person, (ii) any director, officer, partner or employee of such Person or any Person specified in clause (i) above or (iii) any Family Member of any Person specified in clause (i) or (ii) above. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

"**Agreement**" has the meaning set forth in the preamble to this Agreement.

"**Approved Change in Control**" has the meaning set forth in Section 9.2(a).

"**Available Assets**" means, with respect to any Fiscal Year, all Company assets that are available for distribution, after deducting amounts determined in good faith by the Board of Managers to be necessary for: (i) the payment of expenses; (ii) payments required to be made in connection with any loan to the Company (including any loans made by the Members) or any other loan secured by a lien on any Company assets; (iii) capital expenditures for projects; (iv) any amounts to be distributed for Tax Liability Distributions; and (v) any other amounts set aside for the restoration, increase or creation of reasonable Reserves.

"**Board of Managers**" shall refer to the board of Managers designated pursuant to this Agreement having the powers and responsibilities as provided for herein.

"**Capital Account**" means the Capital Account maintained for each Member on the Company's books and records in accordance with the following provisions:

(a)   To each Member's Capital Account there shall be added (i) such Member's Capital Contributions, (ii) such Member's allocable share of Net Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to Article VI hereof or other provisions of this Agreement, and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(b)   From each Member's Capital Account there shall be subtracted (i) the amount of (A) cash and (B) the Gross Asset Value of any Company assets (other than cash) distributed to such Member pursuant to any provision of this Agreement, (ii) such Member's allocable share of Net Losses and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to Article VI or other provisions of this Agreement, and (iii) liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c)   In the event any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

(d)   In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(e)   If, after making the special allocations described in Section 6.3(h), the Capital Account of a Member that received Units on account of the exercise or conversion of a Noncompensatory Option (sometimes referred to in this Agreement as an "**Exercising Member**") does not reflect such Member's right to share in Company capital under this Agreement in respect of such Units, then the Company shall reallocate Company capital between the Exercising Member and the other Members through adjustments in all such Members' Capital Accounts, so that the Exercising Member's Capital Account reflects the Exercising Member's right to share in Company capital under this Agreement (such an adjustment, a "**Capital Account Reallocation**"). Any increase or decrease in the Capital Accounts of Members other than the Exercising Member that occurs as a result of a Capital Account Reallocation under this subparagraph (e) shall be allocated among such non-Exercising Members in accordance with the principles of Regulations Section 1.704-1(b)(2)(iv).

(f)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2, including Regulations Section 1.704-1(b)(2)(iv)(f) while any Noncompensatory Option is outstanding and Regulations Section 1.704-1(b)(2)(iv)(s) on the exercise or conversion of a Noncompensatory Option, and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions or subtractions thereto, are computed in order to comply with such Regulations, the Board of

Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member.

"**Capital Account Reallocation**" has the meaning set forth in subparagraph (e) of the definition of "Capital Account."

"**Capital Contribution**" means, with respect to any Member, the sum of the amount of cash and the Fair Market Value of other property (determined as of the date of contribution and net of liabilities secured by such property that the Company assumed or to which the Company's ownership of the property is subject) contributed to the capital of the Company by such Member, whether as an initial Capital Contribution or as an additional Capital Contribution, whether in cash, securities or any other form of consideration reflected in the books and records of the Company.

"**Certificate**" has the meaning set forth in the Recitals.

"**Change in Control**" means (a) a merger or consolidation into or with any other entity or entities, or a sale, exchange, conveyance or other disposition of Units of the Company in a single transaction or a series of transactions, in which in any case the Members of the Company immediately prior to such merger, consolidation, sale, exchange, conveyance or other disposition or first of such series of transactions possess less than a majority of the voting power of the Company's or any successor entity's issued and outstanding capital securities immediately after such transaction or series of such transactions; or (b) a single transaction or series of transactions, pursuant to which an entity that is not a direct or indirect wholly owned Subsidiary of the Company acquires all or substantially all of the Company's assets.

"**Change in Form**" has the meaning set forth in Section 12.1.

"**Class A Members**" means the Members holding Class A Units, as set forth in the Schedule of Members.

"**Class A Units**" means the Units designated as Class A Units and held by Class A Members, as set forth in the Schedule of Members.

"**Class B Members**" means the Members holding Class B Units, as set forth in the Schedule of Members.

"**Class B Units**" means the Units designated as Class B Units and held by Class B Members, as set forth in the Schedule of Members.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.

"**Company**" has the meaning set forth in the preamble to this Agreement.

"**Company Minimum Gain**" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase "partnership minimum gain."

"**Confidential Information**" has the meaning set forth in <u>Section 11.1</u>.

"**Corrective Allocation**" means an allocation (consisting of a pro rata portion of each item) for tax purposes of gross income and gain, or gross loss and deduction, that differs from the Company's allocation of the corresponding items to the Members' Capital Accounts.

"**Covered Person**" means: (i) each Member; (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates; and (iii) each Manager.

"**Deceased Spouse**" has the meaning set forth in <u>Section 9.5(a)</u>.

"**Depreciation**" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period, as shall be determined using any reasonable method selected by the Board of Managers in good faith.

"**Dispute**" has the meaning set forth in <u>Section 13.16</u>.

"**Equity Securities**" means, as to any Person: (i) shares of capital stock, units or other interests in such Person; (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into capital stock, units or other interests in such Person; and (iii) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any capital stock, units or other interests in such Person.

"**ERISA**" means Title I of the U.S. Employee Retirement Income Security Act of 1974 as previously or hereafter amended.

"**Exercising Member**" has the meaning set forth in subparagraph (e) of the definition of "Capital Account."

"**Fair Market Value**" means, with respect to any assets or securities, the fair market value for such assets or securities, reflecting the amount that a willing buyer would pay to a willing seller in an arm's length transaction occurring on the date of valuation, as determined in good faith by the Board of Managers in its sole discretion, taking into account all relevant factors determinative of value; provided, *however*, that the Fair Market Value of any publicly traded securities listed on one or more national securities exchanges, the NASDAQ or a non-United States securities exchange of similar standing shall be the closing price as reported for such securities on the trading day immediately prior to the date of valuation, or if no sale occurred on such trading day, then the mean between the closing bid and ask prices on such exchange or market on such trading day; provided further that any security that is publicly traded but is subject to contractual or other restrictions on marketability or transfer shall be valued at such discount from the foregoing value as the Board of Managers deems appropriate, taking into account all restrictions on marketability or transfer of such security.

"**Family Member**" means: (i) as applied to any individual, (a) a spouse, parent, sibling or descendant of such individual or of such individual's siblings; (b) any trust or family partnership whose beneficiaries shall solely be such individual and/or such individual's spouse and/or any Person related by blood or adoption to such individual or such individual's spouse or any of the other Persons described in clause (i)(a) of this definition; and (c) the estate of such individual; and (ii) as applied to any trust, (a) a beneficiary of such trust; (b) a spouse, parent, sibling or descendant of such beneficiary or of such beneficiary's siblings; and (c) any trust or family partnership whose beneficiaries shall solely be such beneficiary and/or such beneficiary's spouse and/or any Person related by blood or adoption to such beneficiary or such beneficiary's spouse or any of the other Persons described in clause (ii)(b) of this definition.

"**Fiscal Year**" means the twelve (12) months ending on December 31 of each year.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset, provided that the Gross Asset Value of property contributed pursuant to the exercise or conversion of a Noncompensatory Option shall not include the Fair Market Value of the option or conversion privilege embedded in the Noncompensatory Option itself, but shall include: (i) the cash and the Fair Market Value of other consideration (as of the date of payment) paid to the Company to acquire the Noncompensatory Option; and (ii) the cash and the gross Fair Market Value of any other property (other than the Noncompensatory Option, as of the date of contribution) contributed to the Company on the exercise or conversion of the Noncompensatory Option, provided further that with respect to convertible debt, the Gross Asset Value of the property contributed on the exercise or conversion of the Noncompensatory Option is the adjusted issue price of the debt and the accrued but unpaid qualified stated interest as defined in Regulations Section 1.1273-1(c) on the debt immediately before the exercise or conversion plus the amount of cash and the gross Fair Market Value (as of the date of contribution) of any other property (other than the convertible debt) contributed to the Company on the exercise or conversion of the Noncompensatory Option.

(b)   Subject to subparagraphs (f) and (g) below, the Gross Asset Values of all Company assets immediately prior to the occurrence of any event described in subparagraphs (i) through (vi) below shall be adjusted to equal their respective gross Fair Market Value, as of the following times:

(i)   the acquisition of an additional Interest in the Company by a new or existing Member in exchange for more than a *de minimis* Capital Contribution, if the Board of Managers reasonably determines in good faith that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an Interest in the Company, if the Board of Managers reasonably determines that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(iii)   the liquidation or dissolution of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(iv)   the grant of an Interest (including Profits Interest Units) in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity or in anticipation of becoming a Member of the Company, if the Board of Managers reasonably determines in good faith that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(v)   the grant by the Company of a Noncompensatory Option (other than an option for a *de minimis* interest); and

(vi)   at such other times as the Board of Managers shall reasonably determine in good faith necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(c)   The Gross Asset Value of any Company asset distributed to a Member shall be the gross Fair Market Value of such asset on the date of distribution.

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, *however*, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e)   If the Gross Asset Value of a Company asset has been determined or adjusted pursuant to subparagraphs (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Company asset for purposes of computing Net Profits and Net Losses.

(f)   In lieu of adjusting the Gross Asset Values of Company assets to equal their respective gross Fair Market Values immediately before the exercise or conversion of a Noncompensatory Option, the Company shall adjust the Gross Asset Values of its assets to equal their respective gross Fair Market Values as of immediately after the exercise or conversion of any Noncompensatory Option (other than an option for a *de minimis* interest) in the manner provided in subparagraph (a) of this definition of "Gross Asset Value."

(g)   Notwithstanding any language to the contrary in this definition of "Gross Asset Value," the Gross Asset Values of Company assets as reflected on the books of the Company must be adjusted to account for any outstanding Noncompensatory Options on a Revaluation Date. If the gross Fair Market Value of any outstanding Noncompensatory Options as of a Revaluation Date exceeds the consideration paid to the Company to acquire such Noncompensatory Options, then the Gross Asset Values of Company assets as reflected on the books of the Company must be reduced by that excess to the extent of the unrealized income or gain in Company assets that has not been reflected in the Members' Capital Accounts previously. This reduction is allocated only to Company assets with unrealized appreciation in proportion to those assets' respective amounts of unrealized appreciation. If the consideration paid to the Company to acquire its outstanding Noncompensatory Options exceeds the Fair Market Value of such Noncompensatory Options as of a Revaluation Date, then the Gross Asset Values of Company assets as reflected on the books of the Company must be increased by that excess to the extent of the unrealized loss in Company assets that has not been reflected in the Members' Capital Accounts previously. This increase is allocated only to properties with unrealized loss in proportion to those assets' respective amounts of unrealized loss. However, any reduction or increase shall take into account the economic arrangement of the Members with respect to the Company assets, as determined by the Board of Managers.

"**Interest**" means the entire ownership interest of a Member in the Company at any particular time, including any and all approval rights, if any, and rights to otherwise participate in the Company's affairs, and the rights to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"**IRS Notice**" has the meaning set forth in Section 7.5(a).

"**Liquidator**" has the meaning set forth in Section 8.2.

"**Majority of the Board of Managers**" means the affirmative vote or written consent of a majority of the Managers then serving on the Board of Managers. For the avoidance of doubt, each Manager shall have one (1) vote.

"**Majority of the Class B Members**" means the affirmative vote or written consent of the Class B Members holding a majority of the issued and outstanding Class B Units, with each Class B Unit counting as one (1) vote.

"**Majority of the Senior Members**" means the affirmative vote or written consent of the Senior Members holding a majority of the issued and outstanding Senior Units, with each Senior Unit counting as one (1) vote.

"**Managers**" means any Person or Persons appointed as a manager of the Company as provided in this Agreement (each in the capacity as a manager of the Company) serving on the Board of Managers, but does not include any Person who has ceased to be a manager of the Company.

"**Member**" means each of the Persons who are identified on the Schedule of Members attached hereto as of the date hereof, any Profits Interest Members who are granted Profits Interest Units under any Profits Interest Plan or Profits Interest Agreement (and who shall be required to execute a counterpart signature page to this Agreement on or after the date hereof), and any Person admitted to the Company as a substituted Member or Additional Member, but in each case only for so long as such Person is the owner of one or more Units. While a Noncompensatory Option is outstanding, the Person holding such Noncompensatory Option will not be treated as a Member of the Company solely on account of such Person holding such Noncompensatory Option pursuant to Regulations Section 1.761-3.

"**Member Minimum Gain**" has the meaning set forth in Regulations Section 1.704-2(i) for the phrase "partner nonrecourse debt minimum gain."

"**Member Nonrecourse Debt**" has the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase "partner nonrecourse debt."

"**Member Nonrecourse Deductions**" has the meaning set forth in Regulations Section 1.704-2(i) for the phrase "partner nonrecourse deductions."

"**Net Profits**" or "**Net Losses**" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)	any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses shall increase the amount of such income and/or decrease the amount of such loss;

(b)	any expenditure of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses, shall decrease the amount of such income and/or increase the amount of such loss;

(c)	gain or loss resulting from any disposition of Company assets where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company assets disposed of, notwithstanding that the adjusted tax basis of such Company assets differs from its Gross Asset Value;

(d)	in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

(e)	to the extent an adjustment to the adjusted tax basis of any asset included in Company assets pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Profits and Net Losses;

(f)	if the Gross Asset Value of any Company asset is adjusted in accordance with subparagraph (b), subparagraph (c), or subparagraph (f) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account in the taxable year of such adjustment as gain or loss from the disposition of such asset for purposes of computing Net

Profits or Net Losses; except to the extent otherwise provided in Section 6.3(h) with regard to the exercise or conversion of a Noncompensatory Option; and

(g)   notwithstanding any other provision of this definition of "Net Profits" and "Net Losses," any items that are specially allocated pursuant to Section 6.3 hereof shall not be taken into account in computing "Net Profits" or "Net Losses." The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 6.3 hereof shall be determined by applying rules analogous to those set forth in this definition of "Net Profits" and "Net Losses."

"**New Securities**" means any Units or other equity ownership interests in the Company, and any rights, options, or warrants to purchase such Units or other equity ownership interests, and any other securities of any type whatsoever that are, or may become, convertible into Units or other equity ownership interests; *provided*, *however*, that the term "New Securities" shall not include: (i) securities issued in connection with a Change in Form; (ii) securities issued to a Service Provider, pursuant to any arrangement approved by the Board of Managers (including any Profits Interest Plan or Profits Interest Agreement); (iii) securities issued pursuant to or in connection with any rights or agreements, including convertible securities, in each case to the extent the Company has complied with Article X below with respect to the initial sale or grant by the Company of such rights or agreements or securities; (iv) securities issued in connection with any Unit split or Unit dividend, or pro rata exchanges of equity interests by the Company; (v) securities issued pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization that has been approved by the Board of Managers; (vi) securities issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other Persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction that has been approved by the Board of Managers; and (vii) securities issued or issuable in connection with any collaboration, technology license, development, marketing, strategic alliance or other similar commercial agreement or strategic partnership that is not for the primary purpose of raising equity and has been approved by the Board of Managers.

"**Noncompensatory Option**" means an option issued by the Company, other than an option issued in connection with the performance of services. For these purposes an "option" is any contractual right to acquire an interest in the Company, including a call option, warrant or other similar arrangement or the conversion feature of convertible debt or convertible equity of the Company.

"**Nonrecourse Deductions**" has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

"**Nonrecourse Liability**" has the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

"**Officers**" has the meaning set forth in Section 5.2(o).

"**Partnership Representative**" has the meaning set forth in Section 7.4(a).

"**Percentage Interest**" means, with respect to each Member at any time, the quotient, expressed as a percentage, obtained by dividing the number of Units then held by such Member by the aggregate number of Units outstanding; *provided*, *however*, when reference is made to the Percentage Interest of a particular class of Units, it shall be deemed to mean the quotient, expressed as a percentage, obtained by dividing the number of Units of such class of Units then held by such Member by the aggregate number of Units of such class of Units outstanding.

"**Permitted Transferee**" has the meaning set forth in Section 9.1(a).

"**Person**" means and includes an individual, a corporation, a partnership, a limited liability company, a joint venture, a trust, an unincorporated organization, a government or any department or agency thereof, or any other entity.

"**Preemptive Rights Election Period**" has the meaning set forth in Section 10.1(b).

"**Preemptive Rights Exercise Notice**" has the meaning set forth in Section 10.1(b).

"**Preemptive Rights Holder(s)**" has the meaning set forth in Section 10.1.

"**Preemptive Rights Notice**" has the meaning set forth in Section 10.1(a).

"**Profits Interest Member**" means a Member holding Profits Interest Units, whether vested or unvested, as set forth in the Schedule of Members.

"**Profits Interest Plan or Profits Interest Agreement**" means any equity incentive plan or agreement, including any unit issuance agreements, approved by the Board of Managers under which Units are or may be granted to a Service Provider.

"**Profits Interest Units**" means the Units designated as Profits Interest Units and held by Profits Interest Members, as set forth in the Schedule of Members.

"**Qualified Public Offering**" means a firm commitment underwritten public offering registered under the Securities Act of the Equity Securities of the Company (or a successor entity) or any of its Subsidiaries underwritten by a nationally recognized investment banking firm in which the aggregate proceeds to the Company for such securities (net of discounts, commissions and related expenses) shall be at least Fifty Million Dollars ($50,000,000) and as a result of which such securities are listed or quoted on a United States national securities exchange.

"**Regulations**" or "**Treasury Regulations**" means the regulations promulgated under the Code.

"**Repurchase Option**" has the meaning set forth in Section 9.4(b).

"**Reserves**" means funds set aside or amounts allocated to reserves that shall be maintained in amounts deemed sufficient by the Board of Managers in good faith for working capital, to pay taxes, insurance, debt service, and other costs or expenses incident to the conduct of business by the Company as contemplated hereunder.

"**Revaluation Date**" means the date of a revaluation of Company assets pursuant to the definition of "Gross Asset Value."

"**Schedule of Members**" has the meaning set forth in the preamble to this Agreement.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Securities Laws**" means the Securities Act, the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, and each and every other securities law of the United States and the states thereof, and all rule and regulations promulgated under any of such laws.

"**Senior Member**" means, at any time, a holder of Senior Units.

"**Senior Units**" means all Units other than the Profits Interest Units.

"**Service Provider**" means each employee, consultant, Officer, Manager, or other service provider of the Company or any Subsidiary of the Company.

"**Specified Event**" has the meaning set forth in Section 9.5(a)

"**Strike Price**" means, with respect to each Profits Interest Unit, an amount determined by the Board of Managers equal to the aggregate amount that would be distributed under Section 4.2 if, immediately prior to the issuance of such new Unit, the Company sold all of its assets for their then Fair Market Value, paid its obligations and liabilities and distributed the net proceeds to its Members pursuant to Section 4.2, all as determined in good faith by the Board of Managers. The Board of Managers shall, however, have the authority to establish any Strike Price greater than or equal to zero (0). The Strike Price established with respect to any Profits Interest Units as of the date of such issuance shall be specified by the Board of Managers in its good faith and reasonable discretion at the time of the issuance of such Profits Interest Units shall be set forth in the books and records of the Company. Notwithstanding any other provision of this Agreement or the applicable Profits Interest Plan or Profits Interest Agreement to the contrary, the Board of Managers shall have the authority to modify the Strike Price without the consent of any Member, in the event of any equity issuances, equity splits, equity dividends, equity reverse splits, combinations or reclassifications of Units or to cause the Class B Units and/or Profits Interest Units to constitute "profits interests" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191.

"**Subsidiary(ies)**" means, with respect to any Person, a majority of the capital securities of which, directly or indirectly through the Company or one or more other Persons, (i) the Company has the right to acquire or (ii) is owned or controlled by the Company. As used in this definition, "control," including, its correlative meanings, "controlled by" and "under common control with", shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of capital securities or partnership or other ownership interests, by contract or otherwise).

"**Tax Liability Distribution**" has the meaning set forth in Section 4.5.

"**Taxable Income**" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income).

"**Transfer**" has the meaning set forth in Section 9.1(a).

"**Unit(s)**" means one or more ownership interests in the Company representing the right to allocations and distributions in accordance with this Agreement, including Class A Units, Class B Units, and Profits Interest Units. The Units need not all be of the same class and may have different shares of Net Profits, Net Losses, special allocations, distributions, and capital.

"**Vanghagen Law, P.C.**" has the meaning set forth in Section 13.1.

ARTICLE II
GENERAL PROVISIONS

2.1   Limited Liability Company. The Company shall be a limited liability company under the Act for the purposes hereinafter set forth. The rights and obligations of the Members and the administration and termination of the Company shall be governed by this Agreement and the Act. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern.

2.2   Formation; Filings. The Certificate has previously been filed with the Secretary of State of the State of Colorado as required by the Act. The Board of Managers may cause to be executed and filed any duly authorized amendments to the Certificate from time to time in a form prescribed by the Act. The Board of Managers shall also cause to be made, on behalf of the Company, such additional filings and recordings as the Board of Managers shall deem necessary or advisable, or as may otherwise be required by the Act or other applicable law.

2.3   Name. The name of the Company shall be "ProShotX, LLC". All Company business shall be conducted in such name or such other names as the Board of Managers may select from time to time. The Board of Managers may change the name of the Company, from time to time.

2.4   Principal Place of Business. The principal office of the Company shall initially be at such place within or without the State of Colorado, as may be determined from time to time by the Board of Managers. The Company may have such other offices as may be determined by the Board of Managers.

2.5   <u>Registered Office and Registered Agent</u>. The Company's initial registered office and agent shall be as provided in the Certificate. The Company may change its registered office to any other place or places in the State of Colorado as may be determined from time to time by the Board of Managers. The Company may change its registered agent to any other Person as may be determined from time to time by the Board of Managers.

2.6   <u>Term</u>. The term of the Company commenced on the date of filing of the Certificate in accordance with the Act and shall continue in perpetuity, unless the Company is dissolved in accordance with <u>Article VIII</u>. Notwithstanding the dissolution of the Company, the existence of the Company shall continue until termination pursuant to this Agreement.

2.7   <u>No State Law Partnership</u>. The Members intend that the Company shall be characterized as a "partnership" for all applicable federal, state and, if applicable, local income tax purposes and such characterization is solely for tax purposes and the Company shall not be a partnership (including a general partnership or a limited partnership) or joint venture for any other purpose, and that no Member shall be a partner or joint venturer of any other Member with respect to the business of the Company. No Member shall take any action inconsistent with the foregoing.

2.8   <u>Purpose; Powers</u>. The purpose and business of the Company shall be (i) to carry on any lawful business, purpose or activity permitted to be carried on by limited liability companies under the Act, (ii) to exercise all rights and powers granted to the Company under this Agreement and any other agreements contemplated hereby, as the same may be amended from time to time and (iii) to engage in any other lawful acts or activities incidental or ancillary thereto as the Board of Managers deems necessary or advisable for which limited liability companies may be organized under the Act. In furtherance of its purposes, the Company shall have all powers necessary, suitable or convenient for the accomplishment of its purposes, alone or with others, including the following:

(a)   to open, maintain and close bank accounts and draw checks and other orders for the payment of moneys;

(b)   to engage accountants, custodians, attorneys and other advisors as may be necessary or advisable for the due and proper administration of the Company assets, and to compensate such Persons as may be reasonably necessary or advisable;

(c)   to enter into, make and perform all contracts, agreements and other undertakings as may be necessary or advisable or incident to carrying out its purposes;

(d)   to distribute, subject to the terms of this Agreement, at any time and from time to time to Members cash or investments or securities or other property of the Company, or any combination thereof; and

(e)   to form Subsidiaries and enter into, make and perform all contracts, agreements and other undertakings as may be necessary or advisable or incident to the formation of Subsidiaries.

ARTICLE III

CAPITALIZATION; ADMISSION OF MEMBERS

3.1   Capitalization.

(a)   Units; Initial Capitalization. Each Member's Interest in the Company, including such Member's Interest, if any, in the capital, income, gains, losses, deductions and expenses of the Company and the right to vote, if any, on certain Company matters as provided in this Agreement shall be represented by Units, which shall be designated Class A Units, Class B Units, and Profits Interest Units, each having the rights and obligations as are set forth in this Agreement. The ownership by a Member of Units shall entitle such Member to allocations of Net Profits and Net Losses and other items and distributions of cash and other property as set forth in this Agreement. Units shall be issued in non-certificated form; *provided*, *however*, that the Board of Managers may cause the Company to issue certificates to a Member representing Units held by such Member in the Board of Managers' sole discretion. Any Units that are forfeited by a Member pursuant to the terms of this Agreement or any other agreement between the Company and such Member shall be deemed to have been reacquired by the Company. For purposes of this Agreement, Units held by the Company or any of its direct or indirect wholly owned Subsidiaries shall be deemed not to be outstanding.

(b)   Profits Interest Units.

(i)   The Company shall issue Profits Interest Units on the terms set forth in this Section 3.1(b) and any Profits Interest Plan or Profits Interest Agreement. No Capital Contributions will be required to be made by Profits Interest Members on the date of grant on account of the issuance of Profits Interest Units to such Profits Interest Member. Profits Interest Units may be subject to vesting as set forth in any applicable Profits Interest Plan or Profits Interest Agreement.

(ii)   The Company, each Profits Interest Member and each other Member hereby acknowledge and agree that the Profits Interest Units held by each such Profits Interest Member and the rights and privileges associated with such Profits Interest Units, collectively, are intended to constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191. It is the intention of the Company and the Members that distributions to a Profits Interest Member pursuant to Section 4.2 and Section 8.3 be limited to the extent necessary so that each issuance of Profits Interest Unit qualifies as the grant of a "profits interest" within the meaning of Rev. Proc. 93-27 and 2001-43, and this Agreement shall be interpreted accordingly.

(iii)   Every Profits Interest Member receiving Profits Interest Units shall timely make an election under Section 83(b) of the Code with respect to any Profits Interest Units received by such Person upon their issuance, in a manner reasonably prescribed by the Company, provided that the Fair Market Value of such Profits Interest Units for purposes of such election shall be reported as zero.

(iv)   For the avoidance of doubt, neither the Company nor any Member of the Company is providing any covenant or guarantee that the characterization of the Profits Interest Units as a "profits interest" as described in this Section 3.1(b) shall be accepted by any government authority or a court of law.

(v)   In the event of any conflict between the terms of a Profits Interest Plan or Profits Interest Agreement and the terms of this Agreement, the terms of this Agreement shall control.

(vi)   The Profits Interest Members agree and acknowledge that the Board of Managers may interpret any Profits Interest Plan or Profits Interest Agreement, and may amend or modify any Profits Interest Plan or Profits Interest Agreement without notice, in accordance with the intent of this Section 3.1(b). The Board of Managers may amend this Agreement to the extent the Board of Managers determines is reasonably necessary to comply with the Treasury Regulations as they may be amended so that, to the extent possible, the receipt or vesting of Profits Interest Units is not taxable to the Service Provider, including provisions relating to the use of liquidation values and forfeiture allocations.

(c)   Class B Units. The Company, each Class B Member and each other Member hereby acknowledge and agree that the Class B Units held by each such Class B Member and the rights and privileges associated with such Class B Units, collectively, are intended to constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191. It is the intention of the Company and the Members that distributions to a Class B Member pursuant to Section 4.2 and Section 8.3 be limited to the extent necessary so that each issuance of Class B Unit qualifies as the grant of a "profits interest" within the meaning of Rev. Proc. 93-27 and 2001-43, and this Agreement shall be interpreted accordingly.

3.2   Admission of Members; Contributions; Additional Members.

(a)   Schedule of Members. The name and address of each Member and the number of Units of each class owned by such Member at any time, and the amount of Capital Contributions made by such Member shall be set forth next to such Member's name set forth in the Schedule of Members, as amended from time to time in accordance with this Agreement.

(b)   Contributions. No Member shall be required or permitted to make any additional Capital Contributions to the Company; *provided*, *however*, the Company may issue additional Units to Members in exchange for additional contributions to the capital of the Company, in compliance with the terms of this Agreement and upon the approval of the Board of Managers.

(c)   Admission of Members. As of the date hereof, the Members have executed this Agreement in their own capacity or have caused it to be executed by proxy on their own behalf and have made Capital Contributions in the aggregate amount set forth opposite the Members' names on the Schedule of Members to the Company in exchange for the number of Units set forth opposite such Member's name on the Schedule of Members and are hereby admitted as Members of the Company.

(d)   Additional Members. Subject to the terms of this Agreement, including Article IX and Article X, as applicable, a Person may be admitted to the Company as an additional Member (an "**Additional Member**") and be issued Units upon furnishing to the Board of Managers (i) a joinder agreement, in form and substance satisfactory to the Board of Managers, pursuant to which such Person agrees to be bound by all the terms and conditions of this Agreement, and (ii) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member (including entering into an investor representation agreement or such other documents as the Board of Managers may deem appropriate in its sole discretion), subject to such other conditions and terms as the Board of Managers may impose at its sole discretion. Such admission shall become effective on the date on which the Board of Managers determines in its sole discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

3.3   Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.4   No Withdrawal. Except as otherwise expressly provided in this Agreement (a) no Member shall demand or be entitled to receive a return of or interest on its Capital Contributions or Capital Account and (b) no Member shall withdraw any portion of its Capital Contributions or be entitled to receive any distributions from the Company as a return of capital on account of such Capital Contributions or otherwise. Except with the approval of the Board of Managers, the Company shall not redeem the Units of any Member.

3.5   Loans from Members. No Member shall be required to make any loans or otherwise lend any funds to the Company, and no Members shall be permitted to do so except with the consent of the Board of Managers. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall lend funds to the Company in addition to making the Capital Contributions required hereunder from such Member to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible from the assets of the Company in accordance with the terms and conditions upon which such loans are made.

3.6   Voting Rights. Except as expressly required by law or as provided in this Agreement, Members shall have no voting, approval or consent rights. With respect to matters on which Members are entitled to vote as required by a non-waivable provision of the Act, the Members shall vote together as a class, with each Unit counting as one vote. Profits Interest Members are not entitled to vote on, consent to or approve any matters with respect to their Profits Interest Units.

ARTICLE IV

DISTRIBUTIONS

4.1   Distributions Generally. Except as otherwise provided in this Agreement, including Article VIII hereof, distributions of Available Assets shall be made only when and as determined appropriate by the Board of Managers in its sole discretion, and when made, shall be made only in accordance with this Article IV. No repayment of any loans and accrued interest thereon made to the Company shall be deemed to be distributions pursuant to this Article IV or Article VIII.

4.2   Distributions of Available Assets.

(a)   Available Assets shall be available for distribution to the Members at the sole discretion of the Board of Managers, subject to Section 4.1 and Section 4.5 hereof. Distributions of Available Assets from operations shall be made to all Members in proportion to their respective Percentage Interests of all Units.

(b)   Notwithstanding anything to the contrary set forth in this Agreement, no distributions shall be payable with respect to unvested Class B and/or Profits Interest Unit, unless specifically approved by the Board of Managers. In furtherance of the foregoing, any calculation of a Member's Percentage Interest for purposes of this Section 4.2 shall be made by ignoring any Class B Units and/or Profits Interest Units that are not vested and any Profits Interest Units with respect to which the applicable Strike Price has not been met.

4.3   Distributions in connection with a Change in Control.

(a)   Upon a Change in Control, the aggregate consideration resulting from such Change in Control, whether: (a) received by the Company in connection with such Change in Control; or (b) paid to the Members in respect of the sale of their Units (or the right to acquire their Units) in connection with any such Change in Control structured as a sale or recapitalization of the Units or other Equity Securities of the Company shall, in either case, be applied or distributed, as applicable, to the Members as provided as follows:

(i)   first, 100% to the Class A Members, pro rata in proportion to their respective Percentage Interest of Class A Units, until the Class A Members have received distributions pursuant to this Section 4.3(a)(i) in such amount equal to 12.5% of the aggregate proceeds to be distributed to the Members pursuant to this Section 4.3;

(ii)   second, to the to the Class B and Profits Interest Members, pro rata in proportion to their respective Percentage Interest of Class B Units and Profit Interest Units.

(b)   Notwithstanding anything to the contrary set forth in this Agreement: (i) a Member holding a Class B Unit and/or Profits Interest Unit that has an associated Strike Price shall not be entitled to participate in any distributions with respect to such Unit pursuant to this Section 4.3 unless and until a cumulative amount equal to such Strike Price has been distributed pursuant to this Section 4.3 to each Member holding Units with no associated Strike Price (or Units subject to a lower Strike Price) subsequent to the date of the issuance of such Profits Interest Unit; and (ii) no distributions shall be payable with respect to a unvested Class B Unit and/or Profits Interest Unit, unless specifically approved by the Board of Managers. In furtherance of the foregoing, any calculation of a Member's Percentage Interest for purposes of this Section 4.3 shall be made by ignoring any Class B Units and/or Profits Interest Units that are not vested and any Class B Units and/or Profits Interest Units with respect to which the applicable Strike Price has not been met.

4.4   Distributions upon Liquidation. Distributions made in conjunction with the final liquidation of the Company shall be applied or distributed as provided in Article VIII hereof.

4.5   Distributions In-Kind. No right is given to any Member to demand or receive property other than cash as provided in this Agreement. The Board of Managers may determine, in its sole discretion, to make a distribution in kind of assets, and such assets shall be distributed in such a fashion as to ensure that the Fair Market Value thereof is distributed and allocated in accordance with this Article IV, Article VI and Article VIII hereof. To the extent that each Member is entitled to any such distribution in accordance with the foregoing and to the extent that such property is so divisible, such property shall be distributed among the Members pro rata in accordance with their respective equity interests in the Company.

4.6   Tax Distributions. Prior to any distribution pursuant to Section 4.2, the Company shall make cash distributions on an annual basis to each Member to the extent the Company has adequate assets therefor in amounts intended to generally be sufficient for each Member and its beneficial owners, to discharge its actual United States federal, state and local income tax liabilities arising from the allocations made to such Member pursuant to Article VI to the extent provided in this Section 4.5 (each, and together with any subsequent distributions for Tax liabilities, a "**Tax Liability Distribution**"). The amount of any such Tax Liability Distribution to a Member with respect to any Fiscal Year shall equal the product of (a) the maximum combined federal, state and local tax rates applicable to individuals or corporations (whichever is higher) residing in the State of Colorado, on the type of income allocated (*i.e.*, ordinary income, net short-term capital gain or net long-term capital gain, as applicable), and taking into account the deductibility of state and local income taxes for United States federal income tax purposes and the character of the income in question and the holding period of any asset disposed of, multiplied by (b)(i) an amount equal to the amounts of Taxable Income allocated to such Member pursuant to Article VI for such Fiscal Year, minus (ii) the cumulative losses that have been allocated to such Member pursuant to Article VI to the extent such losses have not previously reduced taxable income and gain pursuant to this provision. If it is subsequently determined that a Member has a Tax liability for a prior tax period, then as soon as reasonably possible after such determination, a distribution shall be made to such Member (to the extent the Company has adequate assets therefor) in an amount sufficient to enable such Member (or its beneficial owners) to satisfy such additional Tax liability. Any Tax Liability Distributions shall, for the avoidance of doubt, not be deemed a payment of principal or interest on any loans to the Company made by such Member. Notwithstanding anything to the contrary in this Agreement, no Tax Liability Distributions shall be made with respect to any Fiscal Year in which a Change in Control, liquidation or dissolution of the Company occurs.

4.7   Withholding. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Board of Managers (other than any member of the Board of Managers who is, or is an Affiliate of, the Member that is the subject of such withholding) determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, provided that, to the extent practicable, the Company shall give such Member reasonable prior notice of the intent to so withhold or pay and the basis therefor. Any amount paid on behalf of or with respect to a Member pursuant to this Section 4.6 shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made unless: (i) the Company withholds such payment from a distribution which would otherwise be made to the Member or (ii) the Board of Managers (other than any member of the Board of Managers who is (or is an Affiliate of) the Member that is the subject of such withholding) determines, in its sole and absolute discretion, that such payment may be satisfied out of Available Assets which would, but for such payment, be distributed to the Member. Any amounts withheld pursuant to this Section 4.6 shall be treated as having been distributed to such Member.

4.8   Distribution Adjustments. Notwithstanding any contrary provision in this Article IV, no Member shall be entitled to receive distributions in respect of any income or gain arising: (a) in the case of a new Member, prior to such Member's admission; and (b) in the case of a Member who receives a new or increased interest in the Company, prior to such issuance or increase to the extent attributable to such issuance or increase. Distributions in respect of any income or gain arising prior to such admission, issuance or increase shall be made based upon the Interests of the Members at the time such income or gain arises, net of any deductions or losses, as reasonably determined by the Board of Managers. This Section 4.7 shall be interpreted and implemented consistently with the principles set forth in Regulations Section 1.704-1(b)(2)(iv)(f).

ARTICLE V

MANAGEMENT AND OPERATION OF THE COMPANY

5.1   Power and Authority of Members. No Member shall, in its capacity as such, have the authority or power to act for or on behalf of the Company in any manner or to participate in the management or control of the affairs of the Company, to do any act that would be (or could be construed as) binding on the Company, or to make any expenditures on behalf of the Company, and the Members hereby consent to the exercise by the Board of Managers of the powers and rights conferred on it by applicable law and by this Agreement.

5.2   Board of Managers. Except as otherwise provided in this Agreement, the overall direction and management of the Company and the formulation of the policies to be applied to the Company and its business shall be the responsibility of the Board of Managers acting in accordance with this Agreement. The Board of Managers shall have the right, power and authority to take any and all actions consistent with the purpose of the Company that is permitted hereunder and under applicable law. All actions, decisions, consents, determinations and elections made or taken by the Board of Managers in accordance with this Agreement shall be binding on the Company and all of the Members, it being understood that no single Manager shall have authority or power to act for or to bind the Company, other than where such Manager is acting in an executive role, as explicitly delegated by a resolution of the Board of Managers or as explicitly provided in this Agreement. Actions, decisions, consents, determinations or elections required or permitted to be made by the Board of Managers under this Agreement shall be made by a Majority of the Board of Managers. Each member of the Board of Managers shall be considered a "manager" of the Company within the meaning of the Act, it being understood that no single member of the Board of Managers may take actions, decisions, consents, determinations and elections on behalf of the Company or the Members. During the continuance of the Company, the Members shall take no part in the conduct or control of the Company business, and shall have no authority or power to act for or to bind the Company, other than as explicitly provided in this Agreement or as expressly required by non-waivable provisions of the Act.

(a)   Number of Managers. The number of Managers on the Board of Managers shall be no fewer than one (1) and no more than five (5). As of the date of this Agreement, there shall be two (2) Managers on the Board of Managers, each of which shall be designated by a Majority of the Class B Members. The number of Managers may be changed from time to time only by a Majority of the Board of Managers.

(b)   Qualification of Managers; Appointment. A Manager need not be a Member, an individual, a resident of the State of Colorado or a citizen of the United States. As of the date of this Agreement, the Managers shall be Derek Griffin, and Larry Nealy.

(c)   Tenure. Unless a Manager resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified in accordance with this Agreement. Any vacancies created by the resignation, removal or death of a Manager appointed pursuant to Section 5.2(a) shall be filled pursuant to the provisions of Section 5.2(a).

(d)   Resignation. A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect such former Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(e)   Removal of Managers. A Manager may be removed or replaced, only by cause, at any time, only by a Majority of the Class B Members. The removal of a Manager who is also a Member shall not affect such former Manager's rights as a Member and shall not constitute a withdrawal of that Member. Any such removal or replacement shall be effective as of the date notice of such removal or replacement is provided to the Company.

(f)   Voting. Actions by the Board of Managers must be approved by a Majority of the Board of Managers.

(g)   Meetings. Meetings of the Board of Managers may be held at any time and place designated in the notice of such meeting provided pursuant to Section 5.2(i) below to each of the Managers by any Manager of the Board of Managers.

(h)   Telephonic Participation. Managers may participate in any regularly scheduled or special meetings of the Board of Managers telephonically or through other similar communications equipment, as long as all of the individuals participating in the meeting can hear and speak to one another. Participation in a meeting pursuant to the preceding sentence shall constitute presence in person at such meeting for all purposes of this Agreement.

(i)   Notice and Attendance. Notice of any meeting of the Board of Managers shall be given no less than two (2) calendar days in advance thereof, shall provide the date, time, place and purpose of the meeting and may be given in the manner provided for in Section 13.4 (provided that such notice shall also be sent by email). Managers may waive notice of the date, time, place and purpose or purposes of a meeting. A waiver of notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. A Manager's attendance at any meeting (in person or telephonically or through other communications equipment) shall be deemed a waiver by such Manager of notice with respect to such meeting.

(j)   Quorum. A quorum shall be required to conduct any business at any meeting of the Board of Managers, and shall be deemed present if a Majority of the Board of Managers is present at the meeting.

(k)   Actions without Meetings. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting by written consent of a Majority of the Board of Managers or such other number of Managers as is required to take such action, which consent shall set forth the actions to be so taken. Any such written consent shall have the same effect as an action of the Board of Managers taken at a duly called and constituted meeting of the Board of Managers.

(l)   Execution of Documents. All contracts, agreements and other documents or instruments affecting or relating to the business and affairs of the Company shall be executed on the Company's behalf only by such Manager(s), Member(s), Officer(s), or such other authorized Person(s), in each case, as may be duly designated by the Board of Managers. Any Person dealing with the Company or the Board of Managers may rely upon a certificate signed by the Majority of the Board of Managers as to (i) the identity of any Manager or any Officer; (ii) the existence or non-existence of any facts which constitute a condition precedent to acts by the Board of Managers or in any other manner germane to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company; or (iv) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

(m)   Compensation. Managers may receive a salary or other compensation for their services in their roles as Managers as determined by a majority of the independent Managers. The Company shall reimburse (or shall cause its Affiliates to reimburse) the Managers for reasonable out-of-pocket costs and expenses incurred by them in connection with their services as Managers of the Company (subject to the presentation of reasonable supporting receipts and documentation).

(n)   Unauthorized Actions. None of the Members, Managers or Officers shall, without the prior consent of the Board of Managers, take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for: (i) actions expressly authorized by this Agreement; (ii) actions by any Manager or Officer within the scope of such Manager's or Officer's authority expressly granted hereunder; and (iii) actions authorized by the Board of Managers in the manner set forth herein.

(o)   Board Procedures. The Board of Managers may, by a Majority of the Board of Managers, provide for and set any other procedure for conducting meetings of the Board of Managers not explicitly provided for herein.

(p)   Designation of Officers. The Board of Managers may, from time to time, designate officers of the Company ("**Officers**") and delegate to such Officers such authority and duties as the Board of Managers may deem advisable and may assign titles (including Chief

Executive Officer, President, Chief Financial Officer, Secretary and/or Chief Operating Officer, and any other titles as the Board of Managers may assign) to any such Officer, it being understood that such delegation shall not cause any Manager to cease being a Manager of the Company. Unless the Board of Managers otherwise determines, if the title assigned to an Officer is one commonly used for officers of a business corporation formed under the Colorado General Corporation Law, then the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are customarily associated with such office pursuant to the Colorado General Corporation Law. Any number of titles may be held by the same Officer. Any Officer to whom a delegation is made pursuant to the foregoing shall serve in the capacity delegated unless and until such delegation is revoked by the Board of Managers for any reason or no reason whatsoever, with or without cause, or such Officer resigns. Without limitation of the forgoing, the Officers are hereby authorized to: (i) designate one or more banks or similar financial institutions as depositories of the funds of the Company; (ii) open, maintain and close general and special accounts with any such depositories; (iii) cause to be deposited from time to time in such accounts, funds of the Company as they deem necessary or advisable, and to designate, or to change or revoke the designation of, the Officers or agents of the Company authorized to make such deposits and to endorse checks, drafts and other instruments for deposit; (iv) designate, or to change or revoke the designation of, the Officers or agents of the Company authorized to sign or countersign checks, drafts or other orders for the payment of money of the Company against any funds deposited in any of such accounts; (v) authorize the use of facsimile signatures for the signing or countersigning of checks, drafts or other orders for the payment of money, and to enter into such agreements as banks and similar financial institutions customarily require as a condition for permitting the use of facsimile signatures; and (vi) make such general and special rules and regulations with respect to such accounts as they may deem necessary or advisable, and to complete, execute and certify any customary printed blank signature card forms in order to exercise conveniently the authority granted by this Agreement. The following Persons shall serve as the initial Officers:

Founder and Chief Executive Officer	:	Derek Griffin
President and Chief Financial Officer	:	Larry Nealy

    5.3   <u>Liability; Exculpation; Indemnity</u>.

        (a)   <u>Liability</u>. Except as otherwise required by any non-waivable provision of the Act or other applicable law: (i) no Member or Manager (whether in such Person's capacity as a Member, if applicable, or as a member of the Board of Managers) shall be personally liable in any manner whatsoever for any debt, liability or other obligation of the Company, whether such debt, liability or other obligation arises in contract, tort, or otherwise (including with respect to any loans to the Company from the Members); and (ii) no Member shall in any event have any liability whatsoever in excess of: (A) the amount of its Capital Contributions; (B) without duplication, its share of any assets and undistributed Net Profits of the Company; and (C) the amount of any wrongful distribution to such Member, if, and only to the extent, such Member has actual knowledge (at the time of the distribution) that such distribution is made in violation of applicable provisions of the Act and, if any only if, the return of such wrongful distribution is required by this Agreement or by a non-waivable provision of the Act. Nothing in this

Section 5.3(a) shall be deemed to limit a Member's liability to the Company or another Member in respect of any fraud, dishonesty or other willful misconduct by such Member.

(b) Exculpation. No Member, Manager or Officer shall be liable, responsible or accountable in damages or otherwise to the Company or to any other Member for: (i) any act performed in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on the Member, Manager or Officer by this Agreement or by action of the Board of Managers except for the gross negligence or willful misconduct of the Member, Manager or Officer; (ii) the Member, Manager or Officer's failure or refusal to perform any act (unless such failure to act involves the gross negligence or willful misconduct of the Member, Manager or Officer), except those expressly required by or pursuant to the terms of this Agreement or action of the Board of Managers, (iii) the Member, Manager or Officer's performance of, or failure to perform, any act on the good faith and reasonable reliance on advice of legal counsel to the Company; or (iv) the negligence, dishonesty or bad faith of any accountant, custodian, attorney or other legal advisor of the Company selected, engaged or retained in good faith.

(c) Indemnification. In any threatened, pending or completed action, suit or proceeding, each Member, its Affiliates, each Manager and each Officer shall be fully protected and indemnified and held harmless by the Company against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by any such Member, its Affiliates or any such Manager or Officer in connection with such action, suit or proceeding) by virtue of its status as a Member, Manager or Officer with respect to any action or omission taken or suffered in good faith, other than liabilities and losses resulting from the gross negligence or willful misconduct of any such Member, its Affiliates or any such Manager or Officer. For the avoidance of doubt, any such costs, expenses and disbursements of any kind or nature whatsoever subject to indemnification by the Company pursuant to this Section 5.3(c) shall be expenses of the Company.

(d) D&O Liability Insurance. The Board of Managers may require the Company to maintain directors' and officers' liability insurance coverage for the benefit of the Managers and Officers in an amount determined reasonable by the Board of Managers.

5.4 Other Activities; Devotion of Time. Each Senior Member and Manager may engage or invest in, and devote its time to, any other business venture or activity of any nature and description (independently or with others), whether or not such other activity may be deemed or construed to be in competition with the Company and the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Senior Member or Manager. No Senior Member or Manager that acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company shall have any duty to communicate or offer such opportunity to the Company, and such Senior Member or Manager, as applicable, shall not be liable to the Company nor to the other Members or Managers for breach of any fiduciary or other duty by reason of the fact that such Senior Member or Manager, as applicable, pursues or acquires the opportunity, or directs such opportunity to another Person, or does not communicate such opportunity or information to the Company. Neither the Company nor any other Member shall have any right by virtue of this Agreement or the relationship created or evidenced hereby or thereby in or to such other venture or activity of any Senior Member or Manager (or to the income or proceeds derived therefrom), and the pursuit thereof, even if competitive with the business of the Company, shall not be deemed wrongful or improper.

5.5   Standard of Care. Notwithstanding any provision to the contrary elsewhere in this Agreement, to the extent that, at law or in equity, any Covered Person owes any duties (fiduciary or otherwise) to the Company or any Member, no such Covered Person shall be liable to the Company or to any other Covered Person for actions taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person. NOTWITHSTANDING ANY PROVISION TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT, THE DUTIES (FIDUCIARY OR OTHERWISE) OF EACH COVERED PERSON ARE INTENDED TO BE MODIFIED AND LIMITED TO THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, AND NO IMPLIED COVENANTS, FUNCTIONS, RESPONSIBILITIES, DUTIES, OBLIGATIONS, OR LIABILITIES SHALL BE READ INTO THIS AGREEMENT, OR OTHERWISE EXIST AGAINST ANY COVERED PERSON. WITHOUT LIMITATION OF THE FOREGOING, THIS AGREEMENT IS NOT INTENDED TO, AND DOES NOT, CREATE OR IMPOSE ANY FIDUCIARY DUTY ON ANY COVERED PERSON, AND EACH OF THE MEMBERS AND THE COMPANY HEREBY WAIVES AND ANY AND ALL FIDUCIARY DUTIES THAT, ABSENT SUCH WAIVER, MAY BE IMPLIED BY APPLICABLE LAW.

ARTICLE VI

ALLOCATIONS

6.1   Capital Accounts. A Capital Account shall be established and maintained for each Member on the books of the Company.

6.2   Allocations. Except as otherwise provided in this Article VI:

(a)   Net Profits and Net Losses shall be determined and allocated with respect to each Fiscal Year of the Company as of the end of such Fiscal Year, at such times as the Gross Asset Value of any Company asset is adjusted pursuant to the definition thereof and at such other times as may be required or permitted pursuant to this Agreement or otherwise under the Code. Subject to the other provisions of this Agreement, an allocation to a Member of a share of Net Profits or Net Losses shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profits or Net Losses.

(b)   Subject to the other provisions of this Article VI, for purposes of adjusting the Capital Accounts of the Members, the Net Profits, Net Losses and, to the extent necessary, individual items of income, gain, loss, credit and deduction, for any Fiscal Year shall be allocated among the Members in a manner such that the Adjusted Capital Account of each Member immediately after making such allocation is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member pursuant to Section 8.3 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross

Asset Value of the asset securing such liability), and the net assets of the Company were distributed in accordance with Section 8.3 to the Members immediately after making such allocation.

6.3   Regulatory Allocations. Notwithstanding Section 6.2, the following special allocations shall be made in the following order of priority:

(a)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company taxable year, then each Member shall be allocated items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g)(2). This Section 6.3(a) is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in a manner consistent with the provisions of Regulations Section 1.704-2(g)(2). This Section 6.3(b) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be allocated to all such Members (in proportion to the amounts of their respective deficit Adjusted Capital Accounts) in an amount and manner sufficient to eliminate the deficit balance in the Adjusted Capital Account of such Member as quickly as possible. It is intended that this Section 6.3(c) qualify and be construed as a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

(d)   Limitation on Allocation of Net Loss. If the allocation of Net Loss (or items of loss or deduction) to a Member as provided in Section 6.2 hereof would create or increase an Adjusted Capital Account deficit, there shall be allocated to such Member only that amount of Net Loss (or items of loss or deduction) as will not create or increase an Adjusted Capital Account deficit. The Net Loss (or items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to the limitations of this Section 6.3(d).

(e)   Certain Additional Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(f)   Nonrecourse Deductions. The Nonrecourse Deductions for each taxable year of the Company shall be allocated to the Members in such amounts as reasonably determined by the Board of Managers, with the remainder to the other Members in accordance with their respective Capital Account balances.

(g)   Member Nonrecourse Deductions. The Member Nonrecourse Deductions shall be allocated each year to the Member that bears the economic risk of loss (within the meaning of Regulations Section 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(h)   Special Provisions Applicable in the Event of an Exercise or Conversion of a Noncompensatory Option. Upon the exercise or conversion of a Noncompensatory Option and the revaluation of Company assets by adjustments of their respective Gross Asset Values pursuant to subparagraph (f) of the definition of "Gross Asset Value," the Company shall first allocate any items of unrealized income, gain, or loss in Company assets that have not been reflected in the Members' Capital Accounts previously to the Exercising Member to the extent necessary to reflect that Member's right to share in Company capital under this Agreement, and then shall allocate any remaining items of unrealized income, gain, or loss that have not been reflected in the Members' Capital Accounts previously to the other Members, to reflect the manner in which the items of unrealized income, gain, or loss in Company assets would be allocated among those Members if there were a taxable disposition of such Company assets for their Fair Market Values on the Revaluation Date. For purposes of the preceding sentence, if the Exercising Member's initial Capital Account, as determined in accordance with the definition of "Capital Account" and taking into consideration Capital Contributions of the Exercising Member as provided in the definition of "Capital Contribution," would be less than the amount that reflects the Exercising Member's right to share in Company capital under this Agreement, then only income or gain may be allocated to the Exercising Member from Company assets with unrealized appreciation, in proportion to those assets' respective amounts of unrealized appreciation. If the Exercising Member's initial Capital Account, as determined in accordance with the definition of "Capital Account" and taking into consideration Capital Contributions of the Exercising Member as provided in the definition of "Capital Contribution," would be greater than the amount that reflects the Exercising Member's right to share in Company capital under this Agreement, then only loss may be allocated to the Exercising Member from Company assets with unrealized loss, in proportion to those assets' respective amounts of unrealized loss. However, any allocation must take into account the economic arrangement of the Members with respect to the Company assets.

(i)   Curative Allocations. The allocations set forth in Section 6.3(a) through Section 6.3(h) hereof (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. Notwithstanding the provisions of Section 6.2, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

6.4   Tax Allocations.

(a)   "Book" Income. Except as provided in this Section 6.4, for income tax purposes under the Code and the Regulations, each Company item of income, gain, loss, deduction and credit shall be allocated between the Members as its correlative item of "book" income, gain, loss, deduction or credit is allocated pursuant to this Article VI.

(b)   Gross Asset Value. Tax items with respect to Company assets that are contributed to the Company with a Gross Asset Value that varies from its basis in the hands of the contributing Member immediately preceding the date of contribution shall be allocated between the Members for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation in such manner as determined by the Board of Managers in its sole and absolute discretion. Allocations pursuant to this Section 6.4(b) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses and any other items or distributions pursuant to any provision of this Agreement.

(c)   Allocation. For any Fiscal Year or other period during which any part of an Interest in the Company is transferred between the Members or to another Person, the portion of the Net Profits, Net Losses and other items of income, gain, loss, deduction and credit that are allocable with respect to such part of an Interest in the Company shall be apportioned between the transferor and the transferee under any method allowed pursuant to Section 706 of the Code and the applicable Regulations as determined by the Board of Managers in good faith.

(d)   New Allocations. In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Article VI, the Board of Managers is hereby authorized to make new allocations in reliance on the Code and such Regulations, and no such new allocation shall give rise to any claim or cause of action by any Member in good faith.

(e)   Excess Nonrecourse Liabilities. For purposes of determining a Member's proportional share of the Company's "excess nonrecourse liabilities" within the meaning of Regulations Section 1.752-3(a)(3), each Member's interest in Net Profits shall be such Member's Percentage Interest.

(f)   Awareness. The Members acknowledge and are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of Net Profits, Net Losses and other items of income, gain, loss, deduction and credit for federal, state and local income tax purposes.

(g)   Corrective Allocations. Solely for tax purposes, if Company capital is reallocated between existing Members and a Member exercising a Noncompensatory Option as a Capital Account Reallocation pursuant to subparagraph (e) of the definition of "Capital Account," then the Company shall, beginning with the Fiscal Year of the exercise and in all succeeding Fiscal Years until the required allocations are fully taken into account, make Corrective Allocations so as to take into account the Capital Account Reallocation. If the Capital Account Reallocation is from non-Exercising Members to the Exercising Member, then the Corrective Allocations must first be made with items of gross income and gain of the Company. If an allocation of gross income and gain alone does not completely take into account the Capital Account Reallocation in a given Fiscal Year, then the Company must also make corrective allocations using a pro rata portion of items of its gross loss and deduction so as to further take into account the Capital Account Reallocation. Conversely, if the Capital Account Reallocation is from the Exercising Member to the non-Exercising Members, then the Corrective Allocations must first be made with items of gross loss and deduction of the Company. If an allocation of gross loss and deduction alone does not completely take into account the Capital Account Reallocation in a given Fiscal Year, then the Company must also make Corrective Allocations using a pro rata portion of items of its gross income and gain so as to further take into account the Capital Account Reallocation. Code Section 706 and the Regulations and principles thereunder shall apply in determining the items of income, gain, loss, and deduction that may be subject to Corrective Allocations.

ARTICLE VII

BOOKS AND REPORTS; TAX MATTERS

7.1   General Accounting Matters. The Board of Managers shall keep or cause to be kept books and records pertaining to the Company's business showing all of its assets and liabilities, receipts and disbursements, realized profits and losses, Members' Capital Accounts and all transactions entered into by the Company. The Company's books of account shall be kept in any permissible method as determined by the Board of Managers.

7.2   Information Rights.

(a)   Generally. Each Member shall have the right to receive from the Company upon written request a copy of the Certificate and of this Agreement, as in effect from time to time, and such other information regarding the Company as is required by non-waivable provisions of the Act, subject to Section 11.1 and any other reasonable conditions and standards established by the Board of Managers.

(b)   Tax Information. Within 90 days after the end of each Fiscal Year, if practicable, each Member shall be provided with an information letter with respect to such Member's distributive share of income, gain, deduction, losses and credits, as the case may be, for income tax reporting purposes for the previous Fiscal Year, together with any other information concerning the Company necessary for the preparation of a Member's income tax returns.

(c)   Termination. The provisions of this Section 7.2 shall terminate and be of no further force or effect upon the consummation of a Qualified Public Offering. In addition, no Member that is a Service Provider shall have any rights under this Section 7.2, and all rights of such Member under this Section 7.2 shall terminate, in the event that such Member's employment or engagement as a Service Provider is terminated.

7.3   Certain Tax Matters. The taxable year of the Company shall be the same as its Fiscal Year or such other taxable year as required by Code Section 706. The Board of Managers shall cause to be prepared (or shall cause the Officers of the Company to prepare) all federal, state and local tax returns of the Company for each year for which such returns are required to be filed and shall cause such returns to be filed (or shall cause the Officers of the Company to file such returns). The Board of Managers shall determine the appropriate treatment of each item of income, gain, loss, deduction and credit of the Company and the accounting methods and conventions under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of any such item or any other method or procedure related to the preparation of such tax returns. The Board of Managers shall determine whether to make or refrain from making any and all elections permitted by the tax laws of the United States, the several states and other relevant jurisdictions, in its sole discretion. Each Member shall upon request supply any information necessary to give proper effect to such election. For the avoidance of doubt, the Board of Managers may delegate such of the functions described in the foregoing to the Officers and other employees of the Company as is permissible under applicable law.

       7.4   <u>Tax Controversies</u>.

       (a)   <u>Tax Matters for the Company Handled by Partnership Representative</u>. The Board of Managers shall designate the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code (the "**Partnership Representative**"). If any state or local tax law provides for a partnership representative or Person having similar rights, powers, authority or obligations, the Partnership Representative shall also serve in such capacity. The Partnership Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a partnership representative to the extent provided in the Code and the Regulations, and the Members hereby agree to be bound by any actions taken by the Partnership Representative in such capacity. The Partnership Representative shall represent the Company in all tax matters to the extent allowed by law. Without limiting the foregoing, the Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Any decisions made by the Partnership Representative, including, without limitation, whether or not to settle or contest any tax matter, and the choice of forum for any such contest, and whether or not to extend the period of limitations for the assessment or collection of any tax, shall be made in the Partnership Representative's sole discretion. Without limiting the generality of the foregoing, the Partnership Representative: (i) shall have the sole and absolute authority to make any elections on behalf of the Company permitted to be made pursuant to the Code or the Regulations promulgated thereunder; (ii) without limiting the foregoing, may, in its sole discretion, make an election on behalf of the Company under Sections 6221(b) or 6226 of the Code; and (iii) may take all actions the Partnership Representative deems necessary or appropriate in connection with the foregoing. The Board of Managers hereby designates Larry Nealy as the initial Partnership Representative.

       (b)   <u>Information Provision and Covenants</u>. Each Member agrees to provide promptly and to update as necessary at any times requested by the Partnership Representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Partnership Representative deems necessary in connection with: (i) any information required for the Company to determine the scope of Sections 6221-6235 of the Code; (ii) an election by the Company under Section 6221(b) or 6226 of the Code; and (iii) an audit or a final adjustment of the Company by a taxing authority. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code, or an audit or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest).

(c)   Audits. The Members acknowledge and agree that the Partnership Representative may cause the Company to elect out of the application of Section 6221(a) of the Code for any taxable year of the Company, to the extent the Company is eligible to make such election. If the Company is not eligible to make such election, the Members acknowledge that the Company may elect the application of Section 6226 of the Code for any taxable year of the Company. This acknowledgement applies to each Member whether or not the Member owns an interest in the Company in both the reviewed year and the year of the tax adjustment. In the event that the Company elects the application of Section 6226 of the Code, the Members agree and covenant to take into account and report to the United States Internal Revenue Service (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b), whether or not the Member owns any interest in the Company at such time. Any Member that fails to report its share of such adjustments on the Member's tax return for the taxable year including the date of the Company's statement described immediately above shall indemnify and hold harmless the Company, the Managers, the Partnership Representative, and each of their Affiliates from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction. In addition, each Member agrees and covenants to indemnify and hold the Company, the Managers, the Partnership Representative, and each of their Affiliates harmless from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company: (i) pursuant to Section 6221 of the Code, which liabilities relate to adjustments that would have been made to the tax items allocated to such Member had such adjustments been made for a tax year beginning prior to January 1, 2018 (and assuming that the Company had not made an election to have Section 6221 of the Code apply for such earlier tax years); and (ii) resulting from or attributable to such Member's failure to comply with Section 7.4(b). Each Member acknowledges and agrees that no Member shall have any claim against the Company, the Managers, the Partnership Representative, or any of their Affiliates for any tax, penalties or interest resulting from the Company's election under Section 6226 of the Code.

(d)   Indemnification. The Company shall indemnify, defend, and hold the Partnership Representative harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity, provided that the Partnership Representative shall not be entitled to indemnification for such costs and expenses if the Partnership Representative has not acted in good faith for a purpose which the Partnership Representative reasonably believes to be in, or not opposed to, the best interests of the Company.

(e)   Survival of Obligations. The provisions contained in this Section 7.4 shall survive the termination of the Company, the termination of this Agreement and, with respect to any Member, the Transfer or assignment of any portion of such Member's Interest in the Company.

7.5   Code §83 Safe Harbor Election.

(a)   By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "**IRS Notice**") apply to any interest in the Company transferred to a Service Provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Partnership Representative is hereby designated as the "partner who has responsibility for U.S. federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Partnership Representative constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including the requirement that each Member shall prepare and file all U.S. federal income tax returns reporting the income tax effects of each "Safe Harbor Membership Interest" issued by the Company in a manner consistent with the requirements of the IRS Notice. A Member's obligations to comply with the requirements of this Section 7.5 shall survive such Member's ceasing to be a Member of the Company or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 7.5, the Company shall be treated as continuing in existence.

(b)   Each Member authorizes the Partnership Representative to amend this Section 7.5 and Article VI to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a Service Provider by the Company in connection with services provided to the Company as set forth in Section 4 of the IRS Notice (*e.g.*, to reflect changes from the rules set forth in the IRS Notice in subsequent United States Internal Revenue Service guidance).

ARTICLE VIII

DISSOLUTION

8.1   Dissolution. The Company may be dissolved, liquidated, and terminated and have its affairs wound up only pursuant to the provisions of this Article VIII. The Members do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets. Notwithstanding the Act, only the following events shall cause the Company to be dissolved, liquidated, and terminated:

(a)   the maintenance of any proceeding initiated by or against the Company under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(b)   the election of the Board of Managers to dissolve, liquidate or terminate the Company; or

(c)   the entry of a decree of judicial dissolution.

Any dissolution of the Company other than as provided in this Section 8.1 shall be a dissolution in contravention of this Agreement and shall be of no force or effect.

8.2   Winding-up. When the Company is dissolved, the business and property of the Company shall be wound up and liquidated by such liquidating trustee as may be approved by the Board of Managers (such liquidating trustee being hereinafter referred to as the "**Liquidator**"). The Liquidator shall use its best efforts to reduce to cash and cash equivalent items such assets of the Company as the Liquidator shall deem it advisable to sell, subject to obtaining fair value for such assets and any tax or other legal considerations. Notwithstanding the foregoing, in the event that the Board of Managers or the Liquidator determines that an immediate sale of all or any portion of the Company assets would cause undue loss to the Members (or any subset thereof), the Board of Managers or the Liquidator, in order to avoid such loss to the extent not then prohibited by the Act, may either defer liquidation of and withhold from distribution for a reasonable time any Company assets except those necessary to satisfy the Company's debts and obligations, or distribute the Company assets to the Members in-kind.

8.3   Final Distribution. Within a reasonable time after the effective date of dissolution of the Company, the Company's assets shall be distributed in the following manner and order:

(a)   to the payment of the expenses of the winding-up, liquidation and dissolution of the Company;

(b)   to pay all creditors of the Company (including amounts owed under any loans made by Members) either by the payment thereof or the making of reasonable provision therefor;

(c)   to establish Reserves, in amounts established by the Board of Managers or such Liquidator, to meet other liabilities of the Company; and

(d)   to the Members in accordance with Section 4.3.

8.4   Effect of Dissolution. The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until it has been wound up and its assets have been distributed as provided in this Article VIII and its Certificate has been cancelled by the filing of a certificate of cancellation with the office of the Secretary of State of the State of Colorado. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.5   No Capital Contribution upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to its Capital Contributions, its Capital Account and its share of Net Profits and Net Losses, and shall have no recourse therefore (upon dissolution or otherwise) against any other Member. Accordingly, if any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

ARTICLE IX

TRANSFER OF UNITS

9.1   <u>Restrictions on Transfer of Units</u>.

(a)   No Member may in any manner, directly or indirectly, assign, sell, exchange, transfer, pledge, hypothecate or otherwise dispose of any interest in his, her or its Interests, Units or other Equity Securities of the Company, if any (any such assignment, sale exchange, transfer, pledge, hypothecation or other disposition of an Interest in the Company, whether by merger, operation of law or otherwise, being herein collectively called a "**Transfer**") to any Person, except as permitted pursuant to <u>Section 9.1(b)</u> or otherwise in accordance with the procedures set forth in this <u>Article IX</u>.

(b)   Subject to <u>Section 9.1(d)</u>, no Transfer shall be permitted except for: (i) with respect to Senior Units, Transfers to Permitted Transferees pursuant to and in accordance with <u>Section 9.1(c)</u>, (ii) Transfers approved by the Board of Managers, and (iii) Transfers pursuant to and in accordance with <u>Section 9.2</u>.

(c)   For purposes of this Agreement, "**Permitted Transferee**" shall mean: (i) with respect to a Senior Member that is a natural person, a transferee who is a Family Member of such transferring Senior Member in connection with a Transfer effected solely for estate planning purposes and without the payment of any consideration in exchange therefor; and (ii) with respect to a Senior Member that is not a natural person, a transferee who is a wholly owned Subsidiary of such transferring Senior Member. Notwithstanding the foregoing, in order to qualify as a Permitted Transferee: (A) the restrictions contained in this <u>Section 9.1</u> and otherwise in this Agreement that were applicable to the transferor shall continue to be applicable to the Units after any such Transfer; and (B) prior to any such Transfer hereunder, the Permitted Transferee of such Units shall have executed and delivered to the Company a joinder agreement agreeing to: (x) be bound by the provisions of this Agreement affecting the Units so transferred; (y) join this Agreement as a Member hereunder; and (z) Transfer the Units received by such Permitted Transferee back to the Member from whom it received the Units to the extent such transferee is no longer a Permitted Transferee of the Transferring Member.

(d)   <u>Prohibited Consequences</u>. Notwithstanding any other provision herein, no Member shall be entitled to Transfer any of its Interests, Units or other Equity Securities at any time if such Transfer would:

(i)   violate the Securities Act or any state (or other jurisdiction) securities or "blue sky" laws applicable to the Company or the Interests or require the registration of the Interests pursuant to any applicable Securities Laws;

(ii)   cause the Company to become subject to the registration requirements of the Securities Laws;

(iii)   be a "prohibited transaction" under ERISA or the Code or cause all or any portion of the assets of the Company to constitute "plan assets" under ERISA or Section 4975 of the Code;

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(iv)   cause the Company to become a "publicly traded partnership", as such term is defined in Section 7704 of the Code;

(v)   cause the Company to fail to meet the "private placement" safe harbor or any other safe harbor from treatment as a "publicly-traded partnership" selected by the Board of Managers, as described in Treasury Regulation 1.7704-1(h);

(vi)   involve Interests being traded on an "established securities market" or a "secondary market or the substantial equivalent thereof" as those terms are defined in Treasury Regulations Section 1.7704-1 (in addition, such Transfers shall not be "recognized" (as that term is defined in Treasury Regulations Section 1.7704-1(d)(2)) by the Company);

(vii)   result in a violation of applicable laws, regulations or administrative orders;

(viii)   be made to any Person who lacks the legal right, power or capacity to own Interests; or

(ix)   occur without the Company receiving written instruments (including an investor questionnaire, copies of any instruments of Transfer, written opinions of counsel and such transferee's consent to be bound by this Agreement) that are in a form satisfactory to the Board of Managers (as determined in the Board of Managers' sole discretion).

(e)   Any Transfer or attempted Transfer of any Interests, Units or other Equity Securities of the Company, if any, in violation of any provision of this Agreement shall be void *ab initio* and ineffectual, and the Company shall not record such Transfer on its books or treat any purported transferee of such Units as a Member or the owner of such Units for any purpose. Without limiting the foregoing, in the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any Net Profits, Net Losses or distributions of the Company or any other rights of a Member. If any Member Transfers all or any portion of its Units (or beneficial interest therein) to a Permitted Transferee and such transferee ceases to be a Permitted Transferee of the transferor at any time thereafter, then such transferor and such transferee shall be in material breach of this Agreement with respect to all Units held by either of them in the Company.

(f)   Substitute Members. Any Person who acquires Units from a Member shall become a Member with the same Interest as those of the class or series of Units being transferred by the transferring Member only if: (i) the admission of such Person as a Member is consented to by the Board of Managers; and (ii) such Person has executed and delivered the written instruments referred to in Section 9.1(d)(ix) hereof.

9.2   Drag-Along Rights.

(a)   If, at any time, a Majority of the Board of Managers approve a Change in Control (such Change in Control, an "**Approved Change in Control**"), then, subject to Section 9.2(b), each Member hereby agrees to:

(i)   consent to, vote in favor of, and raise no objections to such Approved Change in Control or the process pursuant to which such Approved Change in Control is arranged;

(ii)   cause any and all of such Member's designee(s) serving on the Board of Managers to consent to, vote in favor of, and raise no objections to such Approved Change in Control;

(iii)   waive any potential claim, including any claim for breach of fiduciary duty, which it may have against the Company or any Manager serving on the Board of Managers, any of their respective Affiliates, to the extent arising out of or relating to such Approved Change in Control;

(iv)   provide, or assist in providing, any due diligence materials, including financial and other information regarding such Member, and any other documents or information regarding such Member, as may be reasonably requested by the Board of Managers in connection with such Approved Change in Control;

(v)   cooperate with the Board of Managers and the Company in connection with such Approved Change in Control, including by providing reasonable access to, and answering questions of the buyer and its representatives in connection with, such Approved Change in Control and participating in meetings, drafting sessions, diligence sessions and other discussions in connection with such Approved Change in Control;

(vi)   execute any and all agreements and instruments reasonably requested by the Board of Managers and the Company in connection with such Approved Change in Control;

(vii)   if the Approved Change in Control is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the assets of the Company, each Member shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale;

(viii)   if the Approved Change in Control is structured as a sale or recapitalization of the equity of the Company, each Member shall agree to sell all of its Units (or, in the case of a recapitalization or the sale or transfer of less than 100% of the Units of the Company, its pro rata portion of such Units) that are the subject of the Approved Change in Control, on the terms and subject to the conditions thereof;

(ix)   bear its pro rata share of transaction costs and expenses associated with such Approved Change in Control to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party, provided that costs and expenses incurred by a Member on a Member's own behalf will not be considered costs of the transaction hereunder;

        (x)   take all necessary and desirable actions proposed or approved by the Board of Managers in connection with the consummation of the Approved Change in Control, including the execution of such agreements and such instruments and other actions reasonably necessary to: (A) provide representations, warranties, indemnities, and escrow arrangements relating to such Approved Change in Control; and (B) effectuate the allocation and distribution of the aggregate consideration upon the Approved Change in Control as set forth in Section 4.2; and

        (xi)   join, on a pro rata basis (applied such that after giving effect thereto, the aggregate consideration paid to each Member would comply with the provisions of Section 4.2), in any purchase price adjustments, indemnification, escrows, holdbacks or other obligations that the Members are required to provide in connection with such Approved Change in Control (other than any such obligations that relate solely to a particular Member, such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units, in respect of which only such Member will be liable); *provided*, *however*, that, notwithstanding anything to the contrary contained herein, in the sole discretion of the Board of Managers, the proceeds with respect to an Approved Change in Control may be withheld pro rata among all Members pending the execution of such documents or posting of security as the Board of Managers deems necessary in its sole discretion to cover any purchase price adjustments, indemnification, escrows, holdbacks or such other obligations of the Company or a Member.

    (b)   The obligations of the Members pursuant to this Section 9.2 shall be subject to the satisfaction of the following conditions:

        (i)   in the event that the Members are required to make any indemnities for representations and warranties made by the Company or its Subsidiaries, then each Member shall not be liable for more than its, his or her pro rata portion of the total purchase price received by such Member in connection with such Approved Change in Control;

        (ii)   no Member shall be required to itself make representations related to the Company's or its Subsidiaries' business, of which such Member does not have knowledge; *provided*, *however*, that the forgoing shall not be an objection to making, or be deemed to restrict or limit in any way, the indemnities described in Section 9.2(b)(i);

        (iii)   each Member's representations and warranties with respect to itself will be limited to representations and warranties relating to: (A) title to the Units to be sold in such Approved Change in Control, free and clear of liens and encumbrances; (B) such Member's power and authority to enter into and perform its obligations under any sale documents and consummate the transactions contemplated by such Approved Change in Control; (C) the enforceability of the sale documents with respect to such Member; and (D) the absence of conflicts resulting from such Member's execution, delivery and performance of the documents and transactions in connection with such Approved Change in Control;

(iv)   each Member shall receive with respect to the Units owned by such Member the same proportion of the aggregate consideration from such Approved Change in Control that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to Section 4.2; and

(v)   if any Member is given an option as to the form of consideration to be received with respect to a class of Units, all Members shall be given the same option with respect to such same class of Units so long as such requirement would not cause a breach of any U.S., foreign or state securities laws; *provided*, *however*, that, if any consideration is given to a Member to permit such Member to comply with any regulatory requirement to which such Member is subject, such consideration need not be made available to any Members which do not need to comply with such regulatory requirement.

(c)   If the Company enters into any negotiation or transaction (including an Approved Change in Control) for which Rule 506 under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each Member who is not an accredited investor (as such term is defined in Rule 501 under the Securities Act) will, at the request of the Board of Managers, appoint a purchaser representative (as such term is defined in Rule 501 under the Act) reasonably acceptable to the Board of Managers.

9.3   Termination. The rights and obligations of the applicable Members set forth in Section 9.2 shall terminate upon the earliest to occur of: (a) a Qualified Public Offering; or (b) any Change in Control other than a merger effected exclusively for the purpose of changing the domicile of the Company or to a Change in Form.

9.4   Cancellation, Forfeiture and Repurchase of Certain Profits Interest Units.

(a)   Notwithstanding any provision to the contrary contained in any Profits Interest Plan or Profits Interest Agreement, all unvested Profits Interest Units held by a Profits Interest Member shall be automatically cancelled and forfeited upon the termination of the employment or engagement of such Profits Interest Member as a Service Provider.

(b)   Unless provided otherwise in a Profits Interest Plan, Profits Interest Agreement or other award and/or grant agreement, each Profits Interest Member and/or Class B Member hereby grants to the Company or its designee (to be approved by the Board of Managers), a continuing option (the "**Repurchase Option**") to purchase such Member's vested Profits Interest Units and/or Class B Units, as applicable, at any time after the termination of the employment or engagement of a Service Provider, upon the election of a Majority of the Board of Managers to exercise the Repurchase Option with respect to such Member's Profits Interest Units and/or Class

B Units. The exercise price of the Units to be purchased by the Company by its exercise of the Repurchase Option shall be the Fair Market Value of such Profits Interest Units on the date of purchase.

(c)   If the Board of Managers elects to exercise the Repurchase Option, the Company shall deliver written notice of such election to the holder of the Profits Interest Units to be purchased, identifying the expected closing date of the purchase, the Profits Interest Units to be purchased by the Company (or its designee), and the exercise price to be paid for such Profits Interest Units. In the event the Company exercises the Repurchase Option with respect to Profits Interest Units, the Company may pay for the Profits Interest Units to be purchased by it pursuant to the exercise of the Repurchase Option by delivery of cash, check or a promissory note bearing interest at the applicable federal rate in an amount equal to the applicable repurchase price with a maturity of not more than three (3) years. Any promissory note issued pursuant to this Section 9.4(c) shall be subordinated to any indebtedness incurred pursuant to any other indebtedness of the Company and shall contain such additional terms as the Board of Managers may determine in its sole discretion. The Company will, in connection with such repurchase, be entitled to receive customary representations and warranties from the sellers regarding such sale.

(d)   The provisions of this Section 9.4 shall control over and override all of the provisions relating to Transfer restrictions or withdrawal rights set forth in this Agreement as to the matters set forth in this Section 9.4.

9.5   Disposition of Units upon Specified Events.

(a)   Upon the occurrence of any of the following events (each referred to hereinafter as an "**Specified Event**") affecting a Member (the "**Affected Member**"), the Company shall have the option to purchase the Units of the Affected Member for the price and upon the terms set forth in this Agreement:

(i)   the maintenance of any proceeding initiated by or against a Member under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii)   a general assignment for the benefit of the creditors of a Member;

(iii)   a levy upon the Units of a Member pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days and only to extent of the Units subject to the levy;

(iv)   the appointment of a conservator with respect to a Member;

(v)   the dissolution of marriage of a Member if in connection with such dissolution, the spouse of such Member is awarded Units or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Units or interest therein. In such event, the

Units of such spouse or such spouse's interest therein shall be deemed to be the "Units of the Affected Member" for the purposes of this Agreement. Notwithstanding anything to the contrary hereinabove, if the spouse of a Member is awarded any such Units or interest therein, which would otherwise give rise to an option to purchase such interest by the Company, such Member shall have the first option to purchase any such Units or interest of his or her spouse for the price and upon the terms specified in this Agreement;

        (vi)   the death of a Member; or

        (vii)   the death of any spouse of a Member who has acquired any Units or any interest therein subject to such spouse's disposition by will or otherwise at such spouse's death if such spouse's death occurs before the Member's death (the "**Deceased Spouse**"); *provided*, *however*, that the prior death of a spouse of a Member shall not give rise to an option to purchase such Deceased Spouse's interest in a Member's Units by the Company if, as a result of such spouse's death, the Deceased Spouse's Units or interest therein passes or will pass by will or otherwise to the Member outright or to a trust for the benefit of the Member and/or the Member's issue or to a trust pursuant to which the Member has sole voting control of such Units. In the event of the prior death of a spouse of a Member, such spouse and the interest of such spouse in any Units of the Member shall be deemed to be the "Affected Member" and the "Units of the Affected Member," respectively, for the purposes of this Agreement. Notwithstanding anything to the contrary hereinabove, if the Deceased Spouse of a Member leaves her interest in the Member's Units in a manner other than outright to the Member, such Member shall have the first option to purchase any such interest of his Deceased Spouse for the price and upon the terms specified in this Agreement.

        (b)   The Affected Member or his or her legal representative shall give written notice to the Company immediately upon the occurrence of a Specified Event and in no event more than ten (10) days after the occurrence of such Specified Event or the appointment of a legal representative for such Affected Member, whichever shall last occur. Upon receipt of written notice of the occurrence of a Specified Event and for a period of thirty (30) days thereafter, the Company shall have the option to purchase all or any portion of the Units of the Affected Member. The option set forth in this Section 9.5(b) may not be exercised by the Company, unless the Company purchases all of the Units of the Affected Member.

        (c)   If the Company elects to purchase all of the Units of the Affected Member, the Company shall give notice of such election, setting forth the number of Units to be purchased by each party, by giving written notice of such election to the Affected Member and, if applicable, the Affected Member's receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Member's assets, the Affected Member's legal representative, spouse or other transferee as the case may be. Such notice shall be given within thirty (30) days after the Company's receipt of notice of the Specified Event giving rise to the option to purchase.

        (d)   For purposes of this Section 9.5, the purchase price of an Affected Member's Units in connection with the Company's and/or remaining Member's option pursuant to this Section 9.5 shall be the Fair Market Value. If the Company decides to exercise the option pursuant to this Section 9.5, the Company may, in its sole and absolute discretion, pay all or any portion of the purchase price by issuing a promissory note bearing interest at the applicable federal rate in an amount equal to the applicable repurchase price with a maturity of not more than three (3) years. The Company shall in good faith use commercially reasonable effort to effect the acquisition of the Affected Member's Units no later than sixty (60) days following the giving of notice pursuant to Section 9.5 containing the election of the Company to purchase the Units of the Affected Member.


ARTICLE X

PREEMPTIVE RIGHTS


10.1   Preemptive Rights. Subject to the terms and conditions specified in this Article X, the Company hereby grants to each Senior Member (each, a "**Preemptive Rights Holder**" and collectively the "**Preemptive Rights Holders**") a preemptive right with respect to future sales by the Company of New Securities. Each time the Company proposes to offer for sale New Securities, the Company shall first offer such New Securities to each Preemptive Rights Holder in accordance with the following provisions:

(a)   The Company shall deliver written notice (the "**Preemptive Rights Notice**") to the Preemptive Rights Holders stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered and (iii) the price and terms upon which it proposes to offer such New Securities.

(b)   Within thirty (30) calendar days after delivery of the Preemptive Rights Notice (the "**Preemptive Rights Election Period**"), each Preemptive Rights Holder may elect in writing (the "**Preemptive Rights Exercise Notice**") to purchase or obtain, at the price and on the terms specified in the Preemptive Rights Notice, up to that portion of such New Securities which equals the proportion that the number of Senior Units then held by such Preemptive Rights Holder bears to the total number of Senior Units then outstanding. If, at the termination of the Preemptive Rights Election Period, any Preemptive Rights Holder has not exercised its rights under this Section 10.1 to purchase New Securities, such Preemptive Rights Holder shall be deemed to have waived any and all of its rights under this Section 10.1 with respect to such offering of New Securities.

(c)   The Company may offer the remaining unsubscribed portion of the New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree(s) than those specified in the Preemptive Rights Notice. If the Company does not enter into an agreement for the sale of the New Securities within forty-five (45) calendar days after the expiration of the Preemptive Rights Election Period, or if such agreement is not consummated within sixty (60) calendar days of the execution thereof: (i) any participating Preemptive Rights Holders may elect not to purchase under Section 10.1(b); and (ii) the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Preemptive Rights Holders in accordance herewith. Each exercising Preemptive Rights Holder shall consummate the acquisition of any such New Securities contemporaneously with the consummation of the sale of the New Securities to any other Person or Persons pursuant to this Section 10.1(c).

(d)   The preemptive rights in this Section 10.1 shall not be applicable to any securities issued in connection with a Qualified Public Offering, and shall terminate following the Qualified Public Offering.

10.2   Waiver of Preemptive Rights. Notwithstanding Section 10.1, the rights of the Preemptive Rights Holders pursuant to Section 10.1 may be waived as to each such Preemptive Rights Holder by the affirmative vote or written consent of a Majority of the Senior Members.

ARTICLE XI

COVENANTS

11.1   Confidentiality. Except as consented to in writing by the Board of Managers and as and to the extent required by law, each Member hereby agrees that such Member will not, directly, indirectly or otherwise, disclose, publish, make available to, or use for such Member's own benefit or the benefit of any Person for any reason or purpose whatsoever, any Confidential Information, subject to any obligation of such Member to comply with: (a) any applicable law; (b) any applicable rule or regulation of any legal authority or securities exchange; and (c) any subpoena or other legal process to make information available to the Persons entitled thereto; provided that an affected Member shall use its best efforts to provide prior written notice to the Board of Managers prior to disclosing any information pursuant to subsections (a) through (c) above and shall cooperate with the Board of Managers, if practicable, to minimize the extent of disclosure. For the avoidance of doubt, a Member shall be entitled to disclose information relating to the Company (and/or its Subsidiaries) to such Member's auditors, legal counsel and other professional advisors who are subject to an obligation of confidentiality, and any Member that is a Service Provider shall be entitled to use Company information in the course of performing such Member's duties as an employee of the Company or its Affiliates (subject to any confidentiality agreements between the Company or its Affiliates and such Member). Each Member agrees that upon any Transfer of such Member's Units such that such Member no longer beneficially owns Units, all Confidential Information in such Member's possession that is in written or other tangible form (together with all copies or duplicates thereof, including computer files) shall be returned to the Company and shall not be retained by such Member or furnished to any third party, in any form, including any document, record, notebook, computer program or similar repository of or containing any such Confidential Information, except as provided herein; *provided*, *however*, that no Member shall be obligated to treat as confidential, or return to the Company copies of any Confidential Information that can be shown by such Member was publicly known at the time of disclosure to such Member, or becomes publicly known or available thereafter other than by any means in violation of this Agreement or any other duty owed to the Company (or any Subsidiary) by any Person. As used in this Agreement, the term "**Confidential Information**" means confidential or proprietary information disclosed to a Member or known by a Member as a consequence of, or through such Member's relationship with, the Company (or any Subsidiary), about the business, customers (including information of or relating to customer lists), suppliers, employees (including compensation paid to employees or other terms of employment), operations, processes, products, inventions, business methods, principals, marketing methods, costs, prices, contractual relationships, regulatory status, trade secrets, public relations methods, organization, procedures, financial information or finances of the Company and/or any of its Subsidiaries or Affiliates. The parties hereto stipulate and agree that the foregoing matters are important, material and confidential proprietary information and trade secrets that affect the successful conduct of the business of the Company and its Subsidiaries (and any successor or assignee of the Company and/or its Subsidiaries). In connection with any transfer of any Units, each transferring Member will execute such documents as the Company may request to effect compliance with this provision by such Person after such transfer.

11.2   Injunctive Relief and Enforcement. In the event of a breach by a Member of the terms of this Article XI, the Company shall be entitled to institute legal proceedings to obtain damages for any such breach, or to enforce the specific performance of this Agreement by such Member and to enjoin such Member from any further violation of this Article XI and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law. Each Member acknowledges that money damages for any breach by such Member of the provisions of this Article XI would not be a sufficient remedy for any breach of this Article XI by such Member and that in addition to all other remedies the Company shall be entitled to specific performance and injunctive or other equitable relief for any such breach.

11.3   Blue Pencil. If any court of competent jurisdiction determines that any of the covenants set forth in this Article XI, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify any such unenforceable provision in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Article XI or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by applicable law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them.

ARTICLE XII

CHANGE IN FORM

12.1   Change in Circumstances. The Members acknowledge and agree that there may be one or more circumstances, including but not limited to a desire to undertake a Qualified Public Offering, that would cause it to be in the best interests of the Company that the business of the Company be conducted in, or that the ownership structure be modified to, a form different from that of the current form of the Company (a "**Change in Form**"). Accordingly, the Members agree that upon such a determination and approval by the Board of Managers, the Board of Managers shall take any and all actions necessary or desirable so that the Company may continue its business and undergo one or more Changes in Form. The Board of Managers shall effect the Change in Form in such manner as determined by the Board of Managers (as provided for in this Agreement) to fairly represent the relative economic and other rights of the Members as members of the Company at the time and shall strive to minimize taxes and costs to be incurred by the Company, the Members or the resulting entity (subject to the requirements of Section 12.3). The Change in Form may take the form of, without limitation, a merger of the Company into another entity, a contribution of all of the interests of the Members in the Company to another entity, and the distribution of its ownership interests to the Members, a transfer of the assets, subject to the liabilities, of the Company to another entity and the distribution of its ownership interests to the Members, a conversion authorized by the Act, or such other form as the Board of Managers shall reasonably determine to be appropriate. Any Change in Form pursuant to this Section 12.1 may be completed by the Board of Managers with no further action by any Member acting in the capacity of a Member and no Member shall have any veto or other right to vote on a Change in Form. Each Member hereby agrees to take any and all action that may be necessary or desirable in connection with a Change in Form authorized by the Board of Managers pursuant to this Section 12.1 including any such action necessary or desirable to achieve the Federal or other tax effect of the Change in Form desired by the Board of Managers at the time of the Change in Form. The Members acknowledge that a Change in Form pursuant to this Section 12.1 may be effected by the Company one or more times during the existence of the Company, including any successor Company due to a previous Change in Form.

12.2   Specific Types of Change in Form. The Change in Form may include but not necessarily be limited to one or more of the following: (a) a change to a corporation, statutory trust or association, other trust, a general or limited partnership, another limited liability company or other entity or association organized, formed or created under the laws of the State of Colorado or any other jurisdiction; (b) a change to a limited liability company organized, formed or created under the laws of a jurisdiction other than the State of Colorado; or (c) filing an election with the United States Internal Revenue Service to be classified as a corporation.

12.3   Ownership Interests in the Resulting Entity. The shares, membership interests or other ownership interests of the entity or association resulting from the Change in Form shall be divided into classes and series and shall be allocated to and among the Members in such manner as shall result in the Members having substantially the same relative rights with respect to voting, rights, assets, and profits and losses of the resulting entity or association as the Members had in voting, rights, assets, and Profits and Losses of the Company immediately prior to the Change in Form, subject, however to any change resulting from any difference in taxation of the resulting entity or association that may occur as a result of the Change in Form. In addition, all other material rights of the Members specified in this Agreement shall be substantially the same in the resulting entity or association, with such reasonable adjustments as are required to accommodate the Change in Form of the resulting entity or association. The Board of Managers shall establish the terms of the organizational documents of any resulting entity or association, in its sole discretion, but consistent with the terms of this Section 12.3.


ARTICLE XIII

MISCELLANEOUS


13.1   Company Counsel. THE COMPANY AND ONE OR MORE OF THE MEMBERS MAY BE REPRESENTED BY THE SAME COUNSEL. THE ATTORNEYS, ACCOUNTANTS AND OTHER EXPERTS WHO PERFORM SERVICES FOR THE COMPANY MAY ALSO PERFORM SERVICES FOR SUCH MEMBERS AND AFFILIATES THEREOF. THE COMPANY MAY, WITHOUT THE CONSENT OF ANY OTHER MEMBERS, EXECUTE ON BEHALF OF THE COMPANY ANY CONSENT TO THE REPRESENTATION OF THE COMPANY THAT COUNSEL MAY REQUEST PURSUANT TO THE CALIFORNIA RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY OTHER JURISDICTION. THE MEMBERS ACKNOWLEDGE THAT VANGHAGEN LAW, P.C. ("**VANGHAGEN LAW**"), IS REPRESENTING ONLY THE COMPANY IN CONNECTION WITH THIS

AGREEMENT AND NOT ANY MEMBER. AFTER THE DATE OF THIS AGREEMENT, THE COMPANY MAY SELECT VANGHAGEN LAW AS LEGAL COUNSEL TO THE COMPANY AND EACH MEMBER HEREBY CONSENTS TO SUCH REPRESENTATION. EACH MEMBER ACKNOWLEDGES THAT IF VANGHAGEN LAW SO REPRESENTS THE COMPANY AS ITS LEGAL COUNSEL, VANGHAGEN LAW DOES NOT THEREBY REPRESENT ANY MEMBER IN ITS CAPACITY AS SUCH IN THE ABSENCE OF A CLEAR AND EXPLICIT WRITTEN AGREEMENT TO SUCH EFFECT BETWEEN SUCH MEMBER AND VANGHAGEN LAW (AND THEN ONLY TO THE EXTENT SPECIFICALLY SET FORTH IN SUCH AGREEMENT), AND THAT IN ABSENCE OF ANY SUCH AGREEMENT VANGHAGEN LAW SHALL OWE NO DUTIES TO ANY MEMBER. EACH MEMBER FURTHER ACKNOWLEDGES THAT, WHETHER OR NOT VANGHAGEN LAW HAS IN THE PAST REPRESENTED OR IS CURRENTLY REPRESENTING SUCH MEMBER WITH RESPECT TO OTHER MATTERS, VANGHAGEN LAW HAS NOT REPRESENTED THE INTERESTS OF ANY MEMBER IN THE PREPARATION AND/OR NEGOTIATION OF THIS AGREEMENT.

13.2   Equitable Relief. The Members hereby confirm that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement and agree that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but, nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member aggrieved as against the other for a breach or threatened breach of any provision hereof, it being the intention by this Section 13.2 to make clear the agreement of the Members that the respective rights and obligations of the Members hereunder shall be enforceable in equity as well as at law or otherwise and that the mention herein of any particular remedy shall not preclude a Member from any other remedy it or he might have, either in law or in equity.

13.3   Governing Law. This Agreement, including its existence, validity, construction, and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Colorado without regard to otherwise governing principles of conflicts of law.

13.4   Notices. Unless otherwise provided in this Agreement, all notices provided for in this Agreement shall be delivered, sent via an overnight courier service, emailed or mailed by registered or certified mail, as follows:

(a)   if given to the Company or an Officer, at the Company's mailing address or electronic mail address as may be determined from time to time by the Board of Managers and provided to the Members;

(b)   if given to a Manager, at such Manager's mailing address or electronic mail address as provided to the Company; or

(c)   if given to a Member, at such Member's mailing address or electronic mail address as provided to the Company.

All such notices or other communications shall be treated as effective or having been given: (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier); (ii) if sent via mail, at the earlier of its receipt or five (5) days after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid; (iii) if sent via electronic mail, when sent (unless the sender receives a failure to deliver or other similar error message) if received prior to 5:00 p.m. local time on a normal business day of the recipient, or otherwise on the next business day; or (iv) if given by any other means, when delivered to and receipted for, or receipt electronically confirmed, by or on behalf of such Manager, such Member or the Company.

13.5   Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument. Counterparts of this Agreement (or applicable signature pages hereof) that are manually signed and delivered by facsimile transmission or email shall be deemed to constitute signed original counterparts hereof and shall bind the parties signing and delivering in such manner.

13.6   Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter hereof.

13.7   Amendments. Any amendment to this Agreement shall be effective only if such amendment is evidenced by a written instrument duly executed and delivered by a Majority of the Board of Managers; *provided*, *however*, that no provision of this Agreement may be so amended, waived or terminated: (x) in a manner that adversely and disproportionately affects the Units held by a Member on a per Unit basis in a manner differently than other holders of the same class of Units without such Member's consent; or (y) in a manner that adversely and disproportionately affects the rights held by a Member under this Agreement in a manner differently than other holders of the same class of Units without such Member's consent. Notwithstanding the foregoing, the Board of Managers may amend this Agreement without the consent of any Member if such amendment is: (a) to take such actions as may be necessary (if any) to ensure that the Company will be treated as a partnership for federal income tax purposes; (b) to amend this Agreement, pursuant to the power of attorney granted to the Board of Managers, to reflect the due admission of any Additional Member and otherwise to reflect such admission or increase on the books and records of the Company; and (c) to take such actions as may be necessary (if any) to ensure that the Company will not be subject to regulation under ERISA or the Securities Laws. The Board of Managers shall provide prompt written notice to the Members of any such amendments adopted without the consent of the Members.

13.8   Interpretive Provisions. To the fullest extent permitted by law, the parties hereto intend that any ambiguities shall be resolved without reference to which party may have drafted this Agreement. Unless the context otherwise requires, the following shall apply:

(a)   An accounting term not otherwise defined has the meaning assigned to it in accordance with then-applicable generally accepted accounting principles.

(b)   Provisions apply to successive events and transactions.

(c)   The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(d)   The words "hereof," "herein," "hereunder" and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and subsection, Section, Exhibit, Schedule and Annex references are to this Agreement unless otherwise specified.

(e)   The words "include" and "including" will be deemed to be followed by the phrase "without limitation" and the word "or" shall not be exclusive.

(f)   The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(g)   Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

(h)   All references to any Member shall mean and include such Member and any Person duly admitted as a member in the Company in substitution therefor in accordance with this Agreement.

13.9   Appointment of the Board of Managers as Attorney-in-Fact.

(a)   Each Member, including each Additional Member and substitute Member, by its execution of this Agreement, irrevocably constitutes and appoints the Board of Managers as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices the following:

(i)   all certificates and other instruments (including counterparts of this Agreement), and all amendments thereto, which the Board of Managers deems appropriate to form, qualify, continue or otherwise operate the Company as a limited liability company (or other entity in which the Members will have limited liability comparable to that provided in the Act), in the jurisdictions in which the Company may conduct business or in which such formation, qualification or continuation is, in the opinion of the Board of Managers, necessary or desirable to protect the limited liability of the Members;

(ii)   all amendments to this Agreement adopted in accordance with the terms hereof, and all instruments which the Board of Managers deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement;

(iii)   such documents as may be necessary or appropriate to carry out any conveyances of Company assets, and other instruments which the Board of Managers reasonably deems necessary in order to complete a dissolution and termination of the Company pursuant to this Agreement but only if permitted in accordance with the terms of this Agreement; and

(iv)   the agreements, certificates or similar instruments which the Board of Managers reasonably deems necessary to enforce the terms of Article IX.

(b)   The appointment by all Members of the Board of Managers as attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each Member under this Agreement will be relying upon the power of the Board of Managers to act as contemplated by this Agreement in any filing and other action by it on behalf of the Company, shall survive the incapacity of any Person hereby giving such power, and the Transfer or assignment of all or any portion of the Interest of such Person in the Company, and shall not be affected by the subsequent incapacity of any Manager; *provided*, *however*, that in the event of the assignment by a Member of all of its Interest in the Company, the foregoing power of attorney of an assignor Member shall survive such assignment only until such time as the assignee shall have been admitted to the Company as a substitute Member and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

13.10   Appraisal. No Member shall have or be entitled to any appraisal rights or similar minority interest holder rights in connection with any Change in Control, reorganization, Change in Form or any similar transaction involving the Company or the Interests.

13.11   Third-Party Beneficiaries. Except as provided in Article V, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto, and it does not create or establish any third-party beneficiary hereto.

13.12   Severability. In the event that any provision of this Agreement as applied to any party or to any circumstance shall be adjudged by a court to be void, unenforceable or inoperative as a matter of law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or enforceability of the Agreement as a whole.

13.13   Binding Effect. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors and permitted assigns.

13.14   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts as may be necessary or appropriate and reasonably requested by the other Members or by the Company to effectuate and perform the provisions of this Agreement and those transactions.

13.15   Waiver; Remedies. Except where a time period is otherwise specified, no delay on the part of any party in the exercise of any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege or remedy preclude any further exercise thereof or the exercise of any right, power, privilege or remedy. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.16 <u>Arbitration</u>. Except for ancillary measures in aid of arbitration and for proceedings to obtain provisional or equitable remedies and interim relief, including injunctive relief, any controversy, dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or validity thereof or any transaction contemplated hereby (any such controversy, dispute or claim being referred to as a "**Dispute**") shall be finally settled by arbitration conducted expeditiously in accordance with the Commercial Arbitration Rules then in force (the "**AAA Rules**") of the American Arbitration Association or any successor entity (the "**AAA**"). There shall be one arbitrator that shall be appointed pursuant to AAA procedure, in each case, within 15 business days of receipt of the demand for arbitration by the respondent(s) in any such proceeding. An arbitration pursuant to this <u>Section 13.16</u> shall take place in Los Angeles County, California. A final award shall be rendered as soon as reasonably possible and, in any event, within 90 calendar days of the filing with AAA any demand for arbitration; *provided*, *however*, that if the arbitrator determines that fairness so requires, such 90 calendar day period may be extended by no more than 60 additional calendar days. The parties agree that the arbitrator shall have the right and power to shorten the length of any notice periods or other time periods provided in the AAA Rules and to implement expedited procedures under the AAA Rules in order to ensure that the arbitration process is completed within the time frames provided herein. The arbitration decision or award shall be in writing. Judgment on the decision or award rendered by the arbitrator may be entered and specifically enforced in any court having jurisdiction thereof. All arbitrations commenced pursuant to this Agreement or any other related agreement or document shall be consolidated and heard by the initially appointed arbitrator. The arbitration award or ruling shall provide for payment by the losing party of the fees and costs of the arbitration, including the reasonable attorneys' fees and attorneys' costs incurred by the prevailing parties.

13.17 <u>Aggregation</u>. All Interests held by Affiliates of a Person shall be aggregated together for the purpose of determining the availability of any rights under this Agreement to such Person.

[*Remainder of page intentionally left blank.*]

Schedule of Members
as of June 24, 2024

Name and Address of Member	Class A Units	Class B Units	Profits Interest Units	Capital Contribution
[Class A Members]	125,000	—	—	$1,250,000
[Class B Members]	—	775,000	100,000	
Total:	**1,000,000**	**775,000**	**100,000**	**$1,250,000**

1

Exhibit F

PDF of Campaign Landing Page

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PROSHOTX

Innovation Traction Expansion Competitive Advantage Perks Team FAQs Discussion INVEST NOW

The AI Biomechanics Platform Coaches Trust & Athletes Count On

ProShotX is building the next generation of AI-powered athlete development. Starting with basketball, our platform analyzes full-body movement to deliver structured corrective guidance and measurable progression plans. Developed in collaboration with a former USA basketball coach and the skills coach for multiple NBA MVPs, it makes pro-level biomechanical analysis scalable and accessible to all. **Invest as we expand this platform across additional sports and performance verticals.**



INVEST NOW

$10
Share Price

$1,000*
Min. Investment

SEC Filings Offering Circular Investor Education



OPPORTUNITY

610M People Play Basketball[1]. Vast Majority Lack Objective Development Tools to Improve.

Basketball is one of the most-played sports globally, with more than 28M youth players in the U.S. alone.[2] Yet the vast majority of athletes lack access to consistent, objective feedback on how to improve. Elite players benefit from advanced biomechanical tracking of their every movement, film analysis, and professional evaluation. Everyone else relies on subjective opinions and generic drills.

Over $35B is spent annually on youth sports in the U.S.[3] Filling the gap between participation and development represents a massive opportunity.

INNOVATION

Any Device. Advanced Biomechanical





Biomechanical Analysis.

ProShotX combines AI motion tracking and expert coaching data to analyze how athletes move and guide them step-by-step toward better mechanics. Our AI evaluates full-body mechanics like timing, sequencing, alignment, and release, and compares them against developmentally appropriate benchmarks. Then it delivers clear corrective guidance and a structured drill pathway to improve.

App-based:

Ideal for individuals, teams, or remote use, standard smartphone or tablet cameras capture athlete movements to deliver automated biomechanical analysis and corrective feedback. Focuses on core mechanics, pattern recognition, and age-appropriate corrective guidance.

Pro-grade four-camera system:

For higher-level players, teams, and clinics, it captures video from the front, side, rear, and overhead. This unlocks advanced capabilities like real-time wrist-to-rim alignment analysis, analytics like ball arc and shot trajectory, and immersive 3D visualization.



Capture



Analyse



Correct



Reinforce



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PROSHOTX

Built by Elite Coaches.
Engineered by cutting-edge AI.

Download our investor brief for a closer look at our AI-powered coaching tech.

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← →

TRACTION

NBA Training Pedigree Meets
Established Network Access

Established Network Access

Our early traction and strategic validation prove the market and experts see the value of this tech and are committed to helping it succeed.







Established territory agreements providing **access to 150,000+ athletes** through partner networks

Robust IP library identified, with multiple provisional patent filings in progress across core technology areas

ProShotX's coaching methodology is aligned with training principles used by elite professional coaches including **Drew Hanlen**

EXPANSION

Positioned for Rapid User Growth. Expansion Into Multiple Sports Planned by 2028.

The platform is designed to scale rapidly through territory rollouts, four-camera system deployments, an increased international focus, and endorsements from top-level professional players, college athletes, trainers, and social influencers. But basketball is just the beginning. The same AI engine that analyzes shooting form can be applied to new high-growth categories and sports, each with its own market, user base, and revenue potential. Here are where and when we'll take our next steps:



2026:
Football, physical therapy & MD, further basketball expansion

2027:
Soccer and baseball

2028:
Hockey, tennis, volleyball, lacrosse

COMPETITIVE ADVANTAGE

A Biomechanics Platform Built for Accuracy, Scale, and Expert Intelligence

While many products offer single-camera analysis or surface-level feedback, ProShotX delivers full-body biomechanics with a clear upgrade path from app-based capture to pro-grade four-camera systems. This approach allows deeper analysis, stronger coach trust, and scalable athlete adoption via a model most app-only competitors struggle to achieve.

Feature	ProShotX	Others
AI-Powered Correction	✓ Real-time biomechanical correction	✗ Basic shot tracking only
Mobile & Scalable	✓ Phone + multi-camera systems	! Mobile only, limited
Form & Motion Analysis	✓ Full-body biomechanics + timing	✗ Upper-body focus
Elite Coaching DNA	✓ Developed with NBA and USA Basketball professionals	✗ Recreational, not pro-led
Clinical Applications	✓ PT/MD integrations for rehab and return-to-play	✗ No medical application
Multi-Sport Expansion	✓ Designed for multi-sport expansion	✗ Basketball only



Turn Potential Into Production

P R O S H O T X

**Built by Elite Coaches.
Engineered by cutting-edge AI.**

Download our investor brief for a closer look at our AI-powered coaching tech.

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DOWNLOAD DECK

The **5% time-based bonus has been integrated into our existing perk tiers**, no further action needed. Please note that time-based and existing customer/previous investor will not be visible at checkout, they will be credited to your account after your purchase is finalized.

LIMITED-TIME OFFER ENDS IN **16** Days | **12** Hrs | **07** Mins | **21** Secs



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TEAM

Leaders and Champions Across the NBA and NFL

We've built a team of sports and body professionals at the top of their respective professions. That combined expertise positions us to lead the integration of AI-driven biomechanics across sports and performance environments.



HARDWOOD
EVOLUTION

Derek Griffin

Co-Founder & CEO

READ MORE



Larry Nealy

Co-Founder & President

READ MORE



Tom Parrotta

Head of Global Basketball & Strategic Advisor

READ MORE



Drew Hanlen

Strategic Advisor & Investor

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Dr. Kevin Kaplan

Chief Medical Officer

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Jon Robinson

Senior Football Advisor

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PROSHOTX





Sources

1. https://www.fiba.basketball/en/news/fiba-happy-birthday-fiba
2. https://www.formula4media.com/articles/the-numbers-inside-the-hoop
3. https://www.researchandmarkets.com/reports/5321661/youth-team-league-and-tournament-sports?utm_source=dynamic&utm_medium=GNOM&utm_code=jtmhh8&utm_campaign=1336630+-+Youth+Sports+Market+Projected+to+Reach+%2477.6+Billion+by+2026+-+Comprehensive+Industry+Analysis+%26+Insights&utm_exec=joca220gnomd



Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

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Privacy Policy



Turn Potential Into Production

PROSHOTX

Built by Elite Coaches.

Engineered by cutting-edge AI.



Why Now: The Market Demands Smarter Training

The existing technology in market does not recommend the appropriate fixes to improve players' skills

- Millions train daily. Few get better!
- Your shot. Analyzed. Corrected. Instantly!
- Build confidence with every release!

ProShotX - Shot Speed Example: “Before” & “After”


9:41
Trainer Mode
Ball Path Analysis
Snap Path
+/-
Shot Speed
3.7s
0.6s
Spin Axis
+/-
Shot Path Analysis
Ball Path
+/-
Arc
68°
Drop Angle
45°
Release Angle
+/-
Shot Mechanics Analysis
Shot Pocket
90°
Ball Path
+/-
Release Path
+/-
Release Speed
0.4s

Capture


All
S. N. A. P.
Heuristic name
Score
B. A. S. E. - Lower Body
Balance 6/10
Angle 10/10
Split 10/10
Elevation 10/10
P. A. T. H. - Upper body ball movement
Pocket 7/10
Arc 4/10
Timing 6/10
Hit 4/10
S. N. A. P. - Release Point
Speed 2/10
Navigation 4/10

Analyze


Pocket speed 0.3 s
Release speed 0.7 s 0.3 s
Quick Fix Video
How to fix shot speed?
Problem
This typically is an indicator of unwanted pressure on the ball caused by pushing the left and right hands together. Once the pressure is released, it creates crossing hands.
Solutions
I would start by strengthening the muscles between the shoulder blades. This will pull the shoulders back and help combat this cross motion. If the pressure is caused by the guide hand pushing the ball, then we need to eliminate this. Once we get rid of the guide hand pushing, the pressure is released. This can also be corrected by having proper shooting alignment. Some shooters are taught to shoot in the middle of the face, but we need it on the right side of the body.
Expectation
You will need consistent hand placement. This means that when your hands are on the ball, you do not want any crossing (or contracting) or pulling away.

Correct


9:41
Trainer Mode
Ball Path Analysis
Snap Path
+/-
Shot Speed
3.7s
0.6s
Spin Axis
+/-
Shot Path Analysis
Ball Path
+/-
Arc
68°
Drop Angle
45°
Release Angle
+/-
Shot Mechanics Analysis
Shot Pocket
90°
Ball Path
+/-
Release Path
+/-
Release Speed
0.4s

Reinforce

PROSHOTX

GLOBAL MARKET OPPORTUNITY

The global basketball community consists of over *610 million active players**, from youth leagues to professional athletes.

The vast majority of global players lack access to elite basketball training and quality coaching, especially in low-income and international regions. ProShotX delivers elite-level, AI-powered coaching through mobile-first delivery — no sensors, no complex setup.

Built to expand across sports and geographies, ProShotX AI is adaptable.





35M
United
States
Market

250M
Global Minus
China

610M
Global
Market

Source: 2024 FIBA (Fédération Internationale de Basketball) Global Sports Barometer / Nielsen Sports Consumer Study


PROSHOTX
TECHNOLOGY
COMING SOON
REAL-TIME
AI FEEDBACK
Get corrective shot analysis
with real-time
biomechanical feedback.
Great Job!
NEXT FRAME
SAVE FRAME
Mobile-Based
Live Capture
Multi-Sport
Biomechanics
Global
Athlete Dashboard
Progress
Tracking
For teams, contact us

PROSHOTX vs. the Field

Feature	ProShotX	Others
AI-Powered Correction	✅ Real-time biomechanical fixes (In development)	❌ Basic shot tracking only
Mobile & Scalable	✅ Phone + multi-cam	⚠️ Mobile only, limited
Form + Motion Analysis	✅ Full-body biomechanics + timing	❌ Upper-body focus
Elite Coaching DNA	✅ Built by NBA + USA Basketball vets	❌ Recreational, not pro-led
Clinical Licensing Revenue	✅ MD/PT integrations + rehab use	❌ No medical application
Multi-Sport Expansion	✅ Roadmap into 7+ sports by 2028	❌ Basketball only



PROSHOTX
Baketball Leadership team

Decades of court-tested experience meets innovation!

🏀 Elite pedigree across **NBA, WNBA, college, and grassroots** levels

🌍 **Global network** of coaches, trainers, and player development experts

🧠 **35 patents pending** on proprietary biomechanics and AI

🚀 From youth to pro: proven track record training athletes at all levels

🔁 **Built by basketball minds** — not just tech entrepreneurs

🤝 Credibility that converts: **trusted by players, coaches, and parents alike**



DEREK GRIFFIN
FOUNDER + CEO, PROSHOTX

Director of Youth Development | **Denver Nuggets**

Coordinator/Coach | **USA Basketball**

International Preparation Consultant | **USA OLYMPICS**

Founder of Hardwood Elite 3SSB

35 years of combined playing and coaching experience

PLAYING CAREER:

Calvin University

USA National 3x3

3x3 World Tour

Sprite Slam Dunk Contest

3-Point World Champion

COACHING CAREER:

USA BASKETBALL,

1X NATIONAL CHAMPION,

WORKED WITH NBA, WNBA, COLLEGE,

HIGH SCHOOLS





TOM PARROTTA

HEAD OF GLOBAL BASKETBALL - STRATEGIC ADVISOR



Coach Parrotta brings **over 30 years of Elite coaching experience** across all levels. Currently an assistant coach at Hofstra University, Tom has helped **develop more than 40 players who've gone on to play professionally.**

Known for his **deep international network** having recruited over 60 players from numerous countries, Tom will **lead ProShotX's Global Basketball Initiative.** His court tested experience and player first approach will help scale our AI powered performance platform to coaches and athletes worldwide.



DREW HANLEN

CEO, PURE SWEAT BASKETBALL



Drew is widely considered one of the **top NBA Skills coaches in the world** and has played a pivotal role in securing **over $5 Billion worth of contracts for his NBA clients,** including NBA All-Stars:

Joel Embiid
Jayson Tatum
Bradley Beal
Zach LaVine
Tyrese Maxey
Tyrese Haliburton
Chet Holmgren
Giannis Antetokounmpo



PROSHOTX

Traction & Go-to-Market Strategy



"The shot fix was instant — felt like I had a coach in my pocket... and it wasn't my dad."

— Superstar Lucianna Parrotta

- 📍 150,000+ players covered via signed territory agreements
- 🗺️ Nationwide rollout across youth, club, and school programs
- 📈 Positioned for Rapid User Growth (B2C + B2B)
- 🚀 Expansion into Multiple Sports by end of 2028
- 📣 Growth fueled by elite trainers, PT/MD clinics, and influencer activations

Basketball Financial Projections

	2025	2026E
Total Revenue	$0	$4,754,506
Total Cost of Goods Sold	$0	$2,329,708
Gross Profit	$0	$2,424,798 *
% of Revenue	--	51%
Total Operating Expenses	$362,816	$1,901,802
Net Operating Income	($362,816)	$522,996
% of Revenue		11%

* Future Growth Levers not factored into Gross Profit: Pro Version, AI Data Driven Sales tied to next generation sports analytics, MD + PT Licensing Revenue, Entrance into China Market





PROSHOTX

- Basketball MVP (Initial Launch)
- Basketball Expansion (Territories + Direct-to-Consumer)
- American Football (Planned Launch – Late 2026)
- Additional Sports & Clinical Use Cases (Future)

This chart represents a forward-looking, illustrative view of ProShotX's potential multi-sport revenue opportunity. Basketball MVP projections are based on current operating assumptions. Revenue contributions from American football and additional sports represent planned future expansion and are not included in near-term basketball MVP financial projections.

REVENUE PROJECTION

Blended Future Revenue – Multi-Sport Expansion

Projected 2027–2031 · All figures in USD millions · Illustrative

$50M
2031 TARGET

REVENUE ($1 MILLIONS)

$10M $20M $30M $40M $50M

2027 2028 2029 2030 2031

$50M

Basketball MVP [Initial Launch]
Basketball Expansion [Territories + DTC]
American Football [2027 Launch]
Additional Sports & Clinical [Future]

DISCLAIMER

IMPORTANT: YOU MUST READ THE FOLLOWING BEFORE CONTINUING. The information contained in this document has been prepared by ProshotX LLC (the “Company”). The information contained in this document (a) is provided as at the date hereof and is subject to change without notice, (b) does not purport to contain all the information that may be necessary or desirable fully and accurately to evaluate an investment in the Company and (c) is not to be considered as a recommendation by the Company that any person make an investment in the Company.

This document is confidential and is being provided to you solely for your information and may not be reproduced, in whole or in part, in any form or forwarded or further distributed to any other person. Any forwarding, distribution or reproduction of this document in whole or in part is unauthorized.

This document includes information, statements, beliefs and opinions which are forward-looking, and which reflect current estimates, expectations and projections about future events. Statements containing the words “believe,” “expect,” “intend,” “should,” “seek,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking information contained in this presentation is based on our current estimates, expectations and projections, which we believe are reasonable as of the current date. You should not place undue reliance on forward-looking statements, which are based on the information available as of the date of this document.

An investment in the Company is speculative and involves substantial risk and is only suitable for investors that understand the potential consequences and are able to bear the risk of losing their entire investment. Investors should consider the following risks, in addition to many others, and consult with their own legal, tax and financial advisors with respect to all such risks before making an investment.

The Company is in the early stage of development and has a limited operational history, making it difficult to accurately predict business operations. The Company has limited resources and may run out of capital prior to becoming profitable. The Company may fail and investors may lose their entire investment. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by the Company. In particular historical results of the Company should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.

Past performance is not a guarantee of future results. Current performance may be lower or higher than the performance quoted.

CAUTIONARY NOTE REGARDING UNITED STATES SECURITIES LAWS THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. ANY SECURITIES OF MJARDIN GROUP HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, “U.S. PERSONS,” AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

DISCLAIMER

Certain information set forth in this presentation contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company’s business, projects, and joint ventures; (iv) execution of the Company’s vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company’s projects; (vi) completion of the Company’s projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company’s current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements..

Exhibit G

Video Transcript

ProShotX Pitch Video

CAMPAIGN VIDEO
Word count: 487

Audio	Video
Larry: Most kids and teens learn basketball from people who have no business coaching. I know, because I was one of them! I, like hundreds of thousands of other volunteer coaches, meant well. But I was never equipped to diagnose technical shot flaws—let alone fix them. **Derek:** I, on the other hand, spent years as a professional "Shot Doctor"—running camps, filming kids shooting, painstakingly analyzing mechanics and identifying corrections. Kids leveled up. Parents loved it. But it just wasn't scalable. **L:** That's when we asked: What if we could teach a machine to see what Derek sees?	Larry & Derek in frame, with the juxtaposition of the inexperienced but well meaning dad coach and the "shot doctor"
D: The answer is ProShotX—our AI-powered platform that turns your phone or tablet into an elite shooting coach.	Logo Hero / Graphic
D: Here's how it works: You prop up your phone, take your shot, and our AI uses computer vision to map your full-body biomechanics in real-time. Guide hand comes off too early? We'll show you exactly how to fix it, customized for your age and skill level. Two years ago, this would've been impossible. But mobile processors and AI models can now handle real-time biomechanics on your phone—and we're of the first to seize that opportunity. With my proprietary "Shot Bible" methodology, developed over a decade	Samples of how it works - Biomechanics Assets

ProShotX Pitch Video

Audio	Video
coaching at USA Basketball, we've got the competitive edge.	
L: But not so fast—elite coaching calls for corroboration. So we brought in Drew Hanlen, one of the world's top NBA trainers who's worked with players like Joel Embiid, Jayson Tatum, and Bradley Beal. Drew didn't just endorse our methodology and tech. He invested in it and joined as a strategic advisor. And when Mike Malone, the NBA Championship head coach of the Denver Nuggets, saw our playbook, he joined the team, too.	
Mike Malone (Testimonial style*): What ProShotX is doing changes everything. Unlike competitive products, they're not just capturing the data—they're delivering real-time corrective analysis. For the first time, a kid in their driveway gets the same expert feedback I'd give an NBA player. That's powerful.	*scripted
D: Speaking of powerful: The U.S. youth sports market is bigger than the NFL, projected to reach $77 billion by 2026. Parents are increasingly treating youth athletics as an investment, and we've already partnered with established youth basketball coaches and club programs in key regions, giving us access to 150,000 players just in time for our launch this month.	

ProShotX Pitch Video

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L: And basketball is just the beginning. We've already filmed with NFL quarterback Ryan Tannehill and special teams players to capture data for our football expansion, and eventually we'll tackle EVERY sport with measurable mechanics. Plus, we're expanding into clinical PT and MD use cases: ACL tears in youth athletes are up 148%, and objective return-to-play analysis can prevent devastating injuries.	NFL video clips
We've already raised $1.6 million, built the platform and secured major industry validation. We're ready for our fast break—but we need your help to win the game.	
Invest in ProShotX. Together, we'll seize this massive opportunity—and level the playing field for millions of kids with pro athlete dreams.	